Exhibit 99.1

Intercorp Financial Services Inc.

First Quarter 2026 Earnings

Lima, Peru, May 11, 2026. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the first quarter 2026. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Business momentum remains strong

▪
Net income of S/ 602 million and ROE of 19.4%
▪
Strong performance among all businesses

Banking: Higher yielding loans accelerated, while improving risk-adjusted NIM

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Net income of S/ 495 million and ROE of 19.5%
▪
Higher yielding loans accelerated, showing a 9% growth YoY
▪
Risk-adjusted NIM increasing 20pbs in the last quarter, now at 4.2%, with a lower cost of risk of 1.4%

Insurance: Double-digit growth in core business

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+35% YoY growth in written premiums
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ROIP of 8.4% in 1Q26

Wealth Management: Double-digit growth in core business

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Continuous growth in AuMs: 2% QoQ and 13% YoY
▪
Fee income increased 9% YoY

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ net profit was S/ 601.9 million in 1Q26, an increase of S/ 140.6 million QoQ and of S/ 155.8 million YoY. IFS’s annualized ROE was 19.4% in 1Q26.

Intercorp Financial Services’ P&L statement)

S/ million	1Q25	4Q25	1Q26	%chg QoQ	%chg YoY
Interest and similar income	1,729.6	1,719.2	1,776.9	3.4%	2.7%
Interest and similar expenses	(570.7)	(542.2)	(543.0)	0.1%	(4.8)%
Net interest and similar income	1,158.9	1,177.0	1,233.9	4.8%	6.5%
Impairment loss on loans, net of recoveries	(343.0)	(228.6)	(184.3)	(19.4)%	(46.3)%
Recovery (loss) due to impairment of financial investments	(59.6)	(127.0)	(13.2)	(89.6)%	(77.8)%
Net interest and similar income after impairment loss	756.3	821.5	1,036.4	26.2%	37.0%
Fee income from financial services, net	296.0	313.2	302.0	(3.6)%	2.0%
Other income	260.9	303.5	339.2	11.7%	30.0%
Insurance results	(14.8)	(1.1)	(64.3)	n.m.	n.m.
Other expenses	(738.7)	(825.7)	(838.3)	1.5%	13.5%
Income before translation result and income tax	559.7	611.4	774.9	26.8%	38.4%
Translation result	12.4	8.7	(19.0)	n.m.	n.m.
Income tax	(126.1)	(158.8)	(154.0)	(3.0)%	22.2%
Profit for the period	446.1	461.3	601.9	30.5%	34.9%
Attributable to IFS' shareholders	443.6	458.4	598.3	30.5%	34.9%
EPS	3.86	4.00	5.21
ROE	16.3%	15.1%	19.4%
ROA	1.9%	1.9%	2.4%
Efficiency ratio	35.4%	37.2%	36.6%

Quarter-on-quarter performance

Profits increased S/ 140.6 million QoQ, mainly due to a S/ 113.8 million reduction in impairment of financial investments, explained by a one-off provision in the 4Q25, an increase of S/ 56.9 million in net interest and similar income, a decrease of S/ 44.3 million in provisions on loans, as well as an increase of S/ 35.7 million in other income. These effects were partially offset by decreases of S/ 63.2 million in insurance results, S/ 27.7 million in translation result, S/ 11.2 million in fee income from financial services; and an increase of S/ 12.6 million in other expenses.

The S/ 113.8 million decrease in impairment from financial investments reflects a one-off impairment recognized by the insurance business in 4Q25 related to Rutas de Lima.

Net interest and similar income increased by S/ 56.9 million, primarily due to a S/ 57.7 million increase in interest income, largely attributable to higher interest income related to investments, mainly inflation-indexed bonds, amid quarterly increase in inflation.

The S/ 44.3 million reduction in provision expenses was driven by the strong payment behavior of our clients, resulting in a quarterly cost of risk of 1.4%.

The S/ 35.7 million increase in other income was mostly explained by FX gains and realized gains from investments (sovereign bonds) at our banking business; as well as higher mark-to-market valuations in our wealth management business.

The S/ 63.2 million decrease in insurance results was mostly due to an extraordinary release of CSM in the previous quarter, as well as an increase in inflation which increased quarterly expenses in annuities.

The S/ 27.7 million decrease in translation result was mostly explained by decreases in our banking and insurance business, in turn related to the increase in the exchange rate.

Finally, the S/ 12.6 million increase in other expenses was mostly explained by higher salary and IT expenses in our banking business.

Year-on-year performance

Profits increased S/ 155.8 million YoY, primarily driven by a reduction of S/ 158.7 million in provision on loans, increases of S/ 75.0 million in net interest and similar income and S/ 78.3 million in other income; as well as a decrease of S/ 46.4 million in impairment on financial investments. These effects were partially offset by an increase of S/ 99.6 million in other expenses and decreases of S/49.5 million in insurance results, S/ 31.4 million in translation result, and S/ 27.9 million in income tax.

The S/ 158.7 million reduction in loan provisions was mainly explained by a better payment behavior of our clients, which was reflected in our cost of risk that stood at 1.4%, 140 basis points lower than previous year.

Net interest and similar income increased by S/ 75.0 million, driven by two factors: a S/ 47.3 million increase in interest and similar income and a S/ 27.7 million reduction in interest expenses. The increase in interest income was mainly attributable to higher returns on investments, primarily from the insurance business, benefiting from higher inflation, which positively impacted our positions in inflation-linked VAC bonds. Meanwhile, the decline in interest expenses reflects an improved funding mix in the banking business, supported by a more than 20% increase in efficient funding.

The S/ 78.3 million YoY increase in other income was driven by higher contributions across all of our businesses. The main drivers were at the banking level, reflecting stronger FX transaction results and valuation gains, while the wealth management business benefited from higher mark-to-market gains in its proprietary portfolio.

The S/ 46.9 million decrease in impairment of financial investments reflects a one-off impairment in our insurance business in the 1Q25, related to Telefonica.

Other expenses increased by S/ 99.6 million, mainly reflecting higher expenses across all subsidiaries. The increase was mostly reflected in the banking business, driven by higher technology, personnel, and marketing expenses.

The S/ 31.4 million decrease in translation result is mostly explained by increases at our insurance business, in turn related to an increase in the exchange rate.

Finally, the S/ 27.9 million increase in income tax is mostly due to an increase of 38.9% in income before translation results and income tax, due to a better performance of all our businesses.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Banking, Insurance and Wealth Management businesses to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by business

S/ million	1Q25	4Q25	1Q26	%chg QoQ	%chg YoY
Banking	342.8	402.9	495.0	22.9%	44.4%
Insurance	92.4	63.3	105.0	66.0%	13.6%
Wealth Management	37.5	24.4	63.0	n.m.	68.2%
Corporate, eliminations and other subsidiaries	(26.6)	(29.2)	(61.1)	n.m.	n.m.
IFS profit for the period	446.1	461.3	601.9	30.5%	34.9%

Interbank

SUMMARY

Interbank's profit reached S/ 495.0 million in 1Q26, up S/ 92.1 million (+22.9% QoQ) and S/ 152.2 million (44.4% YoY).

The quarterly increase was mainly driven by a S/ 44.5 million reduction in impairment losses on loans, reflecting a continued improvement in asset quality. Results were also supported by a S/ 11.6 million increase in net interest and similar income, driven by lower funding costs, as well as a S/ 40.7 million increase in other income, primarily related to higher results from financial transactions.

These positive effects were partially offset by higher operating expenses, including a S/ 3.6 million increase in other expenses associated with higher personnel and technology‑related costs, as well as a S/ 6.6 million increase in income tax expenses.

On a year‑over‑year basis, net profit growth was explained by lower impairment losses (‑S/ 158.6 million) and higher income across all lines, partially offset by a S/ 77.4 million increase in other expenses and higher income tax expenses (S/ 35.1 million).

As a result, Interbank’s ROE increased to 19.5% in 1Q26, from 16.1% in 4Q25 and 15.5% in 1Q25, reflecting a strong recovery in profitability.

Banking Segment’s P&L Statement

S/ million	1Q25	4Q25	1Q26	%chg QoQ	%chg YoY
Interest and similar income	1,442.2	1,455.9	1,458.3	0.2%	1.1%
Interest and similar expense	(497.9)	(472.0)	(462.9)	(1.9)%	(7.0)%
Net interest and similar income	944.3	983.8	995.4	1.2%	5.4%
Impairment loss on loans, net of recoveries	(342.8)	(228.7)	(184.2)	(19.4)%	(46.3)%
Recovery (loss) due to impairment of financial investments	(0.7)	0.1	0.1	(37.7)%	n.m.
Net interest and similar income after impairment loss	600.8	755.2	811.2	7.4%	35.0%
Fee income from financial services, net	212.9	229.9	229.8	(0.0)%	7.9%
Other income	156.5	157.2	197.9	25.9%	26.4%
Other expenses	(521.6)	(595.4)	(599.0)	0.6%	14.8%
Income before translation result and income tax	448.7	547.0	640.0	17.0%	42.6%
Translation result	(1.6)	1.9	(5.6)	n.m.	n.m.
Income tax	(104.3)	(146.0)	(139.4)	(4.6)%	33.6%
Profit for the period	342.8	402.9	495.0	22.9%	44.4%
ROE	15.5%	16.1%	19.5%
Efficiency ratio	38.8%	42.3%	41.0%
NIM	5.2%	5.3%	5.2%
NIM on loans	7.5%	7.8%	7.5%

INTEREST-EARNING ASSETS

The quarterly increase in interest-earning assets was mainly driven by a 12.0% increase in financial investments and a 2.1% increase in loans, while cash and due from banks and inter‑bank funds grew 1.1%, resulting in a 3.5% expansion in total interest‑earning assets.

On a YoY basis, interest‑earning assets increased 7.8%, supported by growth in loans (+5.5%), financial investments (+16.9%) and cash and inter‑bank funds (+8.1%), reflecting a continued expansion of the loan portfolio and a higher allocation to interest‑bearing investments

Interest-earning assets

S/ million	Mar25	Dec25	Mar26	%chg Mar26/ Dec25	%chg Mar26/ Mar25
Cash and due from banks and inter-bank funds	12,121.0	12,957.6	13,105.7	1.1%	8.1%
Financial investments	11,456.8	11,960.4	13,398.6	12.0%	16.9%
Loans	47,712.0	49,279.6	50,319.8	2.1%	5.5%
Total interest-earning assets	71,289.8	74,197.5	76,824.2	3.5%	7.8%

Loan portfolio

S/ million	Mar25	Dec25	Mar26	%chg Mar26/ Dec25	%chg Mar26/ Mar25
Performing loans
Retail	24,468.1	25,523.7	25,683.7	0.6%	5.0%
Commercial	22,618.2	23,150.2	24,023.9	3.8%	6.2%
Total performing loans	47,086.3	48,673.9	49,707.5	2.1%	5.6%
Restructured and refinanced loans	497.6	467.7	444.0	(5.1)%	(10.8)%
Past due loans	1,330.5	1,230.6	1,177.4	(4.3)%	(11.5)%
Total gross loans	48,914.4	50,372.2	51,329.0	1.9%	4.9%
Add (less)
Accrued and deferred interest	517.3	498.3	516.7	3.7%	(0.1)%
Impairment allowance for loans	(1,719.7)	(1,590.9)	(1,525.9)	(4.1)%	(11.3)%
Total direct loans, net	47,712.0	49,279.6	50,319.8	2.1%	5.5%

Performing loans increased 2.1% QoQ, driven by a 0.6% increase in retail loans and a 3.8% increase in commercial loans. However, excluding the FX effect, performing loans would have increased 1.1% approximately.

Retail loans grew 0.6% QoQ, driven by continued growth in mortgages (+1.7%), which remained the main driver of retail expansion. Within consumer lending, credit cards and other consumer loans increased 0.2%, while payroll‑deductible loans declined 0.9%, resulting in a 0.2% decrease in total consumer loans, more than offset by mortgage growth.

Commercial loans increased 3.8% QoQ, mainly reflecting higher balances in mid‑sized and small businesses, which more than offset lower exposures in leasing and other commercial segments.

On the YoY analysis, performing loans increased 5.6%, driven by growth in both retail loans (+5.0%) and commercial loans (+6.2%), reflecting a balanced expansion across the loan portfolio. Excluding the FX impact, total loan growth would have been 6.9% and 8.5% for commercial banking.

The 5.0% increase in retail loans was mainly driven by strong growth in mortgages (+8.5%), together with a 5.2% increase in credit cards and other consumer loans. These effects were partially offset by a 1.8% decline in payroll‑deductible loans. As of March 2026, credit cards and other consumer loans accounted for 34.8% of total retail loans.

The 6.2% growth in commercial loans reflects a sustained expansion of the commercial portfolio over the past year.

Breakdown of retail loans

S/ million	Mar25	Dec25	Mar26	%chg Mar26/ Dec25	%chg Mar26/ Mar25
Consumer loans:
Credit cards & other loans	8,495.6	8,915.7	8,935.7	0.2%	5.2%
Payroll deduction loans(1)	5,632.8	5,581.8	5,531.8	(0.9)%	(1.8)%
Total consumer loans	14,128.4	14,497.5	14,467.5	(0.2)%	2.4%
Mortgages	10,339.7	11,026.2	11,216.1	1.7%	8.5%
Total retail loans	24,468.1	25,523.7	25,683.7	0.6%	5.0%

(1)
Payroll deduction loans to public sector employees.

Market share in loans

	1Q25	4Q25	1Q26	bps QoQ	bps YoY
Total consumer loans	20.5%	19.2%	18.7%	-50	-180
Mortgages	16.0%	16.2%	16.2%	0	20
Total retail loans	18.1%	17.8%	17.5%	-30	-60
Total commercial loans	11.3%	11.1%	11.3%	20	0
Total loans	14.0%	13.8%	13.9%	+10	-10

FUNDING STRUCTURE

Funding structure

S/ million	Mar25	Dec25	Mar26	%chg Mar26/ Dec25	%chg Mar26/ Mar25
Deposits and obligations	50,673.7	53,667.2	54,539.4	1.6%	7.6%
Due to banks and correspondents and inter-bank funds	6,606.9	6,783.1	5,916.9	(12.8)%	(10.4)%
Bonds, notes and other obligations	5,721.7	4,289.7	6,194.4	44.4%	8.3%
Total	63,002.3	64,740.0	66,650.7	3.0%	5.8%
% of funding
Deposits and obligations	80.4%	82.9%	81.8%
Due to banks and correspondents and inter-bank funds	10.5%	10.5%	8.9%
Bonds, notes and other obligations	7.0%	6.6%	9.3%

The bank’s total funding base increased 3.0% QoQ, driven primarily by a 44.4% increase in bonds, notes and other obligations, following the bond issuance carried out during the quarter. This more than offset a 12.8% reduction in due to banks and inter‑bank funds, as well as a more moderate 1.6% increase in deposits and obligations.

The quarterly increase in deposits and obligations of S/ 872.2 million was mainly supported by continued growth in the deposit base, while due to banks and inter‑bank funds decreased by S/ 866.2 million (‑12.8%). At the same time, bonds, notes and other obligations increased by S/ 1,904.7 million (+44.4%), increasing their weight within the funding mix.

As a result, deposits and obligations represented 81.8% of total funding as of March 2026, while due to banks and inter‑bank funds accounted for 8.9%, and bonds increased their share to 9.3%. By type of deposit, the mix was composed of 26% demand deposits, 40% savings deposits and 33% time deposits.

The bank's total funding increased 5.8% YoY, driven primarily by a 7.6% increase in deposits and obligations, which more than offset a 10.4% decrease in due to banks and inter‑bank funds. In addition, bonds, notes and other obligations increased 8.3% YoY, reflecting a higher balance following bond issuances during the period.

The annual increase in deposits of S/ 3,865.7 million was mainly explained by a strong 13.4% growth in retail deposits, together with a 4.8% increase in commercial deposits, partially offset by a 4.8% decline in institutional deposits, while other deposits increased 13.0% YoY. By type, savings deposits increased 14.3% and demand deposits grew 10.8%.

Compared to March 2025, deposits and obligations increased their share of total funding to 81.8% as of March 2026, from 80.4% a year earlier, reflecting a higher reliance on customer deposits.

Breakdown of deposits

S/ million	Mar25	Dec25	Mar26	%chg Mar26/ Dec25	%chg Mar26/ Mar25
By customer service:
Retail	26,029.9	28,309.2	29,515.6	4.3%	13.4%
Commercial	15,277.1	16,109.8	16,015.7	(0.6)%	4.8%
Institutional	8,878.3	8,744.9	8,456.2	(3.3)%	(4.8)%
Other	488.3	503.4	552.0	9.6%	13.0%
Total	50,673.7	53,667.2	54,539.4	1.6%	7.6%
By type:
Demand	12,896.6	13,599.4	14,290.6	5.1%	10.8%
Savings	19,262.7	21,935.2	22,016.7	0.4%	14.3%
Time	18,498.0	18,125.6	18,214.1	0.5%	(1.5)%
Other	16.5	7.0	18.0	n.m.	9.5%
Total	50,673.7	53,667.2	54,539.4	1.6%	7.6%

Market share in deposits

	1Q25	4Q25	1Q26	bps QoQ	bps YoY
Retail deposits	14.5%	14.4%	14.4%	0	-10
Commercial deposits	12.6%	12.4%	11.7%	-70	-90
Total deposits	13.5%	13.4%	13.0%	-40	-50

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	1Q25	4Q25	1Q26	%chg QoQ		%chg YoY
Interest and similar income	1,442.2	1,455.9	1,458.3	0.2%		1.1%
Interest and similar expense	(497.9)	(472.0)	(462.9)	(1.9)%		(7.0)%
Net interest and similar income	944.3	983.8	995.4	1.2%		5.4%
NIM	5.2%	5.3%	5.2%	-10	bps	0	bps

Interest and similar income

Interest and similar income	1Q25	4Q25	1Q26	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	80.2	59.3	68.5	15.4%		(14.6)%
Financial investments	140.2	134.5	161.0	19.7%		14.8%
Loans	1,221.8	1,262.0	1,228.8	(2.6)%		0.6%
Total Interest and similar income	1,442.2	1,455.9	1,458.3	0.2%		1.1%
Average interest-earning assets	72,710.7	74,807.6	77,069.2	3.0%		6.0%
Average yield on assets (annualized)	7.9%	7.8%	7.6%	-20	bps	-30	bps

Interest and similar expense

Interest and similar expense	1Q25	4Q25	1Q26	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(320.9)	(299.7)	(287.9)	(3.9)%		(10.3)%
Due to banks and correspondents and inter-bank funds	(96.4)	(101.4)	(83.0)	(18.2)%		(14.0)%
Bonds, notes and other obligations	(80.6)	(70.9)	(92.0)	29.8%		14.2%
Total Interest and similar expense	(497.9)	(472.0)	(462.9)	(1.9)%		(7.0)%
Average interest-bearing liabilities	62,889.7	63,949.3	65,695.4	2.7%		4.5%
Average cost of funding (annualized)	3.2%	3.0%	2.8%	-20	bps	-40	bps

QoQ Performance

Net interest and similar income increased 1.2% QoQ and 5.4% YoY, while NIM declined 10 bps QoQ, driven by pressure on asset yields and the 22 bps impact from the bond issuance, despite a 20 bps QoQ reduction in the cost of funds.

Risk‑adjusted NIM increased 20 bps QoQ and 90 bps YoY, driven by a lower cost of risk, reflecting a sustained improvement in asset quality and a continued normalization of credit losses.

Net interest and similar income increased 1.2% QoQ (S/ +11.5 million), driven by stronger performance in financial investments and cash and due from banks, which outweighed the decline in income from loans.

Loan‑related income declined S/ 33.2 million QoQ (‑2.6%), reflecting a 30 basis points reduction in the average loan yield, driven by changes in portfolio mix, partially offset by a 1.2% increase in average loan volumes.

Financial investments provided a meaningful contribution to results, with income increasing S/ 26.5 million QoQ (+19.7%), supported by a 7.5% expansion in average balances and a 50 basis points improvement in the average yield, reflecting changes in portfolio composition.

Additionally, income from cash and due from banks and inter‑bank funds increased S/ 9.1 million QoQ (+15.4%), mainly driven by a 6.2% increase in average balances, partially offset by a 20 basis points decrease in the average yield.

On the funding side, interest expense declined 1.9% QoQ, as lower costs on deposits and inter‑bank funding outweighed the higher interest expenses associated with the bond issuance completed during the quarter.

As a result, average interest‑earning assets grew 3.0% QoQ, driven by increases in loans (+1.2%), financial investments (+7.5%), and cash balances (+6.2%), while the average yield on interest‑earning assets declined 20 basis points to 7.6%.

Interest and similar expense decreased 1.9% QoQ (S/ ‑9.1 million), reflecting lower expenses on deposits and obligations and due to banks and correspondents, driven by changes in the funding mix and average funding costs during the quarter.

Interest expense on deposits and obligations declined S/ 11.7 million QoQ ( 3.9%), explained by a 20 basis points reduction in the average cost, partially offset by a 3.2% increase in average balances, mainly in soles‑denominated deposits.

Interest expense on due to banks and correspondents declined S/ 18.5 million QoQ (‑18.2%), reflecting a 10.8% reduction in average balances, partially offset by an increase in the average cost.

In contrast, interest expense on bonds, notes and other obligations increased S/ 21.1 million QoQ (+29.8%), mainly driven by a 19.1% increase in average balances and a higher average cost, following the issuance of a USD 500 million senior bond with a 4.80% coupon during the quarter.

The bond issuance had a negative impact on the margin, while lower funding costs in other liability categories reflected changes in the funding mix during the period.

As a result, the average cost of interest‑bearing liabilities declined 20 basis points QoQ to 2.8%, reflecting the combined effect of changes in the funding mix and the incorporation of higher‑cost wholesale funding into the liability structure.

YoY Performance

Net interest and similar income increased 5.4% year‑on‑year (S/ +51.1 million), supported by higher interest income from loans and financial investments, alongside a decline in interest income from cash and due from banks and inter‑bank funds.

Interest income from cash and due from banks and inter‑bank funds decreased S/ 11.7 million YoY (‑14.6%), mainly driven by a 60bps reduction in the average yield, from 2.7% in 1Q25 to 2.1% in 1Q26, reflecting yield dynamics during the period.

Interest income from loans increased S/ 7.1 million YoY (+0.6%), supported by a 4.0% increase in average loan volumes, partially offset by a 30 basis points decline in the average loan yield, from 9.9% to 9.6%.

Growth in average loan balances was driven by both currency segments. Average balances in soles increased 3.2% YoY, while foreign‑currency loans grew 6.4% YoY, contributing to the overall expansion of the loan portfolio.

Interest income from financial investments increased S/ 20.8 million YoY (+14.8%), mainly explained by a 12.0% increase in average balances, partially offset by relatively stable yields over the period.

As a result, average interest‑earning assets increased 6.0% YoY (S/ +4,358.5 million), while the nominal average yield on interest‑earning assets declined 30 basis points to 7.6%, from 7.9% in 1Q25.

Interest and similar expense decreased on a year‑on‑year basis, mainly driven by lower expenses on deposits and obligations (‑10.3%) and due to banks and correspondents (‑14.6%), reflecting changes in funding mix, balance composition and average funding costs across these categories, alongside higher interest expenses on bonds, notes and other obligations (+14.2%).

Interest expense on deposits and obligations decreased S/ 33.0 million YoY, explained by a 40bps reduction in the average cost, from 2.5% in 1Q25 to 2.1% in 1Q26, together with improved pricing conditions across retail and commercial deposits. This reduction in cost was partially offset by a 6.3% increase in average balances, mainly driven by growth in soles‑denominated deposits (+10.9%), partially offset by lower foreign‑currency balances.

Interest expense on due to banks and correspondents decreased S/ 13.5 million YoY, primarily reflecting a 6.4% reduction in average balances, partially offset by an increase in the average cost, consistent with the pricing dynamics during the period.

In contrast, interest expense on bonds, notes and other obligations increased S/ 11.5 million YoY (+14.2%), mainly driven by a 0.9% increase in average balances and an increase in the average cost, reflecting the higher cost of wholesale funding following recent issuances.

As a result, the average cost of interest‑bearing liabilities declined 40bps YoY to 2.8%, despite the higher cost of wholesale funding incorporated during the period.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment allowance for loans decreased 4.1% QoQ. The quarterly performance was supported by lower impairment charges, consistent with a reduction in credit risk and lower inflows into non‑performing loans during the quarter.

Cost of risk declined to 1.4% in 1Q26, improving 40 basis points QoQ, reflecting lower credit losses and sustained good payment behavior across the loan book.

The S3 NPL ratio stood at 2.2%, improving 10bps QoQ, while the Stage 3 NPL coverage ratio reached 137.1% as of March 31, 2026, remaining at comfortable levels and within the Bank’s risk appetite, despite a 210bps decline QoQ.

Impairment allowance for loans decreased 11.3% YoY. The YoY performance was driven by lower impairment charges, consistent with improved credit quality and disciplined risk management across the loan portfolio.

Cost of risk in the retail segment declined from 4.1% in 1Q25 to 2.7% in 1Q26, marking a significant improvement year‑on‑year and reaching its lowest levels since 2023. At the same time, cost of risk in the commercial segment improved from 1.3% in 1Q25 to 0.0%

in 1Q26, reflecting disciplined credit underwriting and stable payment behavior.

The S3 NPL ratio improved, declining from 2.5% in 1Q25 to 2.2% in 1Q26. Meanwhile, the S3 NPL coverage ratio stood at 137.1%, compared to 142.4% a year earlier.

Reported cost of risk declined to 1.4% in 1Q26. The quarterly and yearly performance was mainly explained by a significant reduction in the retail loan book, where cost of risk decreased from 4.1% in 1Q25 to 2.7% in 1Q26, reflecting continued strong payment behavior and improved credit quality among retail clients.

Direct loans in S3 decreased 2.7% QoQ, reaching S/ 1,121 million in 1Q26. The QoQ evolution translated into a reduction of 18 basis points in the total Retail S3 NPL ratio, from 3.1% in 4Q25 to 2.9% in 1Q26, mainly driven by improvements in credit cards and cash loans, while the Commercial S3 NPL ratio remained stable at 1.4%.

NPL coverage ratio stood at 137.1% in 1Q26, slightly below the 139.2% recorded in 4Q25. Direct loans in S3 decreased by 7.9% YoY. The YoY reduction translated into a decline of 31 bps in the total Retail S3 NPL ratio, from 3.2% in 1Q25 to 2.9% in 1Q26, together with a 29 bps improvement in the Commercial NPL ratio, from 1.7% to 1.4%, reflecting sustained sound payment behavior across segments. NPL coverage ratio declined from 142.4% in 1Q25 to 137.1% in 1Q26, reflecting lower provisioning needs in line with the sustained improvement in asset quality.

Impairment loss on loans, net of recoveries

Impairment loss on loans, net of recoveries	1Q25	4Q25	1Q26	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(342.8)	(228.7)	(184.2)	(19.4)%		(46.3)%
Impairment loss on loans/average gross loans	2.8%	1.8%	1.4%	-40	bps	-140	bps
S3 NPL ratio (at end of period)	2.5%	2.3%	2.2%	-10	bps	-30	bps
S3 NPL coverage ratio (at end of period)	142.4%	139.2%	137.1%	-210	bps	n.m.
Impairment allowance for loans	1,719.7	1,590.9	1,525.9	(4.1)%		(11.3)%

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services remained broadly flat QoQ at S/ 229.8 million (0.0% QoQ), as the increase in gross fee income (+S/ 10.3 million, +2.9% QoQ), driven by higher banking services and credit card commissions, was fully offset by higher fee‑related expenses (+S/ 10.4 million, +8.6% QoQ), mainly insurance and other operating costs.

Net fee income increased S/ 16.9 million YoY (+7.9%), driven by strong growth in credit card commissions (+S/ 20.3 million, +18.6% YoY) and banking services (+S/ 3.9 million, +4.0% YoY), partially offset by higher fee‑related expenses (+S/ 15.0 million, +12.9% YoY), mainly insurance and other operating costs.

Fee income from financial services, net

Fee income from financial services, net	1Q25	4Q25	1Q26	%chg QoQ	%chg YoY
Income
Commissions from credit card services	109.5	128.1	129.8	1.4%	18.6%
Commissions from banking services	97.6	96.7	101.5	4.9%	4.0%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	81.8	89.3	85.3	(4.4)%	4.4%
Fees from indirect loans	16.3	15.1	16.1	6.4%	(0.9)%
Collection services	13.3	12.8	13.2	2.7%	(1.0)%
Other	10.7	8.6	15.1	74.2%	41.4%
Total income	329.1	350.7	361.0	2.9%	9.7%
Expenses
Insurance	(16.4)	(17.2)	(19.3)	12.1%	18.1%
Fees paid to foreign banks	(6.7)	(7.6)	(6.9)	(8.7)%	3.3%
Other	(93.1)	(96.0)	(105.0)	9.3%	12.7%
Total expenses	(116.2)	(120.8)	(131.2)	8.6%	12.9%
Fee income from financial services, net	212.9	229.9	229.8	(0.0)%	7.9%

OTHER INCOME

Other income increased S/ 40.7 million QoQ (+25.9%), driven mainly by a strong rise in net gains from foreign exchange transactions (+31.9%) and higher gains from the sale of financial investments (+S/ 25.0 million), which more than offset weaker results from financial assets at fair value through profit or loss.

Other income increased S/ 41.4 million YoY (+26.4%), driven mainly by higher net gains from foreign exchange transactions (+82.2%) and gains from the sale of financial investments, partially offset by weaker results from financial assets at fair value through profit or loss and lower other income items.

Other income

Other income	1Q25	4Q25	1Q26	%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	115.7	121.0	137.8	13.8%	19.0%
Net gain on sale of financial investments	11.4	15.4	40.4	n.m.	n.m.
Other	29.4	20.8	19.8	(4.8)%	(32.6)%
Total other income	156.5	157.2	197.9	25.9%	26.4%

OTHER EXPENSES

Other expenses increased 0.6% QoQ (S/ +3.6 million), mainly driven by higher salaries and employee benefits (+4.3%), partially offset by lower depreciation and amortization (‑4.3%) and a slight decline in administrative expenses (‑0.6%).

Other expenses increased 14.8% YoY (S/ +77.4 million), primarily reflecting higher salaries and employee benefits (+15.1%) and administrative expenses (+16.4%), with a more moderate increase in depreciation and amortization (+6.1%).

Other expenses

Other expenses	1Q25	4Q25	1Q26	%chg QoQ		%chg YoY
Salaries and employee benefits	(181.9)	(200.7)	(209.3)	4.3%		15.1%
Administrative expenses	(255.7)	(299.4)	(297.6)	(0.6)%		16.4%
Depreciation and amortization	(72.6)	(80.5)	(77.0)	(4.3)%		6.1%
Other	(11.4)	(14.7)	(15.0)	1.7%		31.5%
Total other expenses	(521.6)	(595.4)	(599.0)	0.6%		14.8%
Efficiency ratio	38.8%	42.3%	41.0%	-130	bps	220	bps

REGULATORY CAPITAL

The bank’s total capital ratio was 15.5% as of 1Q26, above the 16.0% reported in 4Q25 and the 17.2% recorded in 1Q245

Core Equity Tier 1 (CET1) stood at 11.7% as of 1Q26, below the 12.5% reported in 4Q25 and slightly above the 11.6% recorded in 1Q25.

Both remain comfortably above regulatory minimum requirements, including applicable buffers and additional capital allocated to cover other risks, in line with SBS.

In December 2022, the Superintendencia de Banca, Seguros y AFP (SBS) issued Resolution No. 03952-2022, establishing that starting March 1, 2023, the global limit would remain at 8.5%, following a progressive adjustment schedule until March 2024, when the limit would increase to 10.0%. This deadline was later modified with Resolution No. 274-2024, published in January 2024, being the latest valid modification. This resolution set the final implementation deadline for the global limit to March 2025.

As of 1Q26, risk-weighted assets (RWA) increased 1.0% QoQ, mainly reflecting higher credit‑risk capital requirements associated with loan growth and changes in portfolio composition during the quarter.

At the same time, regulatory capital declined 2.3% QoQ, reflecting normal capital consumption with business activity, resulting in a total capital ratio of 15.5%, down from 16.0% in 4Q25, while remaining comfortably above regulatory requirements, including additional buffers (the minimum total capital ratio requirement is 10.0%).

On a year‑on‑year basis, the total capital ratio declined from 17.2% in 1Q25 to 15.5% in 1Q26, reflecting higher risk‑weighted assets (+7.5% YoY) together with a moderate reduction in total regulatory capital (‑3.3% YoY).

The increase in RWA was mainly driven by higher credit‑risk capital requirements, reflecting loan growth and changes in portfolio composition over the year, while the evolution of regulatory capital reflects capital consumption associated with business growth, partially offset by organic capital generation during the period.

Regulatory capital

Regulatory capital	Mar25	Dec25	Mar26	%chg Mar26/ Dec25	%chg Mar26/ Mar25
Tier I capital	7,567.2	8,641.3	8,174.6	(5.4)%	8.0%
Tier II capital	3,617.6	2,434.8	2,643.6	8.6%	(26.9)%
Total regulatory capital	11,184.8	11,076.1	10,818.2	(2.3)%	(3.3)%
Risk-weighted assets (RWA)	65,006.0	69,130.0	69,854.0	1.0%	7.5%
Total capital ratio	17.2%	16.0%	15.5%	-50pbs	-170pbs
Tier I capital / RWA	11.6%	12.5%	11.7%	-80pbs	+10pbs
CET1	11.6%	12.5%	11.7%	-80pbs	+10pbs

(1)
Under the new SBS regulation on solvency, in effect from January 1st, 2023 onwards, CET1 is part of the Total capital ratio, in line with Basel III guidelines.

Interseguro

SUMMARY

Interseguro’snet profit reached S/ 105.0 million in 1Q26, representing a quarterly increase of S/ 41.7 million (+66.0%) and a YoY increase of S/ 12.6 million (+13.6%) compared to 1Q25.

Quarterly performance was mainly driven by a S/ 83.4 million increase in interest and similar income, partially offset by an S/ 63.2 million decrease in insurance results. Both effects stemmed from an abnormally high inflation rate in 1Q26, which impacted inflation-indexed bonds and annuities.

Additionally, results reflect a quarterly reduction of S/ 113.6 million in impairment losses on financial assets related to Rutas de Lima, partially offset by an S/ 51.3 million decrease in other income, mainly due to lower gains from the valuation of real estate investments.

The YoY increase in net profit was mainly driven by an increase of S/ 51.5 million in interest and similar income due to higher inflation rates, along with a reduction of S/ 45.6 million in impairment losses on financial assets related to Telefonica. These effects were partially offset by a decrease of S/ 49.5 million in insurance results and an increase of S/ 11.4 million in other expenses, primarily due to higher salaries and employee benefits.

As a result, Interseguro’s ROE reached 43.3% in 1Q26, compared to 32.5% and 58.3% in 4Q25 and 1Q25, respectively.

Insurance Segment’s P&L Statement

S/ million	1Q25	4Q25	1Q26	%chg QoQ	%chg YoY
Interest and similar income	258.2	226.3	309.7	36.8%	19.9%
Interest and similar expenses	(49.5)	(47.6)	(57.9)	21.6%	16.9%
Net interest and similar income	208.7	178.7	251.8	40.9%	20.6%
Recovery (loss) due to impairment of financial investments	(59.0)	(127.0)	(13.4)	(89.4)%	n.m.
Net interest and similar income after impairment loss	149.8	51.7	238.3	n.m.	59.1%
Fee income from financial services, net	(3.2)	(2.9)	(3.5)	21.9%	9.7%
Insurance results	(14.8)	(1.1)	(64.3)	n.m.	n.m.
Other income	60.6	119.8	68.5	n.m.	13.0%
Other expenses	(114.0)	(111.3)	(125.4)	12.7%	9.9%
Income before translation result and income tax	78.3	56.1	113.7	n.m.	45.1%
Translation result	14.1	7.1	(8.7)	n.m.	n.m.
Profit for the period	92.4	63.3	105.0	66.0%	13.6%
ROE	58.3%	32.5%	43.3%
Efficiency ratio	11.2%	9.6%	11.2%

RESULTS FROM INVESTMENTS

Results from Investments (1)

Results from Investments (1)	1Q25	4Q25	1Q26	%chg QoQ	%chg YoY
Interest and similar income	258.2	226.3	309.7	36.8%	19.9%
Interest and similar expenses	(20.0)	(18.7)	(18.0)	(3.7)%	(9.8)%
Net interest and similar income	238.2	207.6	291.6	40.5%	22.4%
Recovery (loss) due to impairment of financial investments	(59.0)	(127.0)	(13.4)	(89.4)%	(77.2)%
Net Interest and similar income after impairment loss	179.3	80.5	278.2	n.m.	55.2%
Net gain (loss) on sale of financial investments	4.9	15.9	7.8	(50.8)%	59.3%
Net gain (loss) on financial assets at fair value through profit or loss	1.4	8.5	4.4	(47.6)%	n.m.
Rental income	18.4	23.4	20.2	(13.6)%	9.9%
Gain on sale of investment property	0.0	0.0	0.0	n.m.	n.m.
Valuation gain (loss) from investment property	33.7	73.2	34.7	(52.5)%	3.1%
Other(1)	(5.1)	(3.1)	(3.7)	18.9%	(28.3)%
Other income	53.3	117.9	63.6	(46.1)%	19.3%
Results from investments	232.6	198.4	341.8	72.2%	46.9%

(1)
Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 291.6 million in 1Q26, an increase of S/ 84.0 million QoQ, or 40.5%, and of S/ 53.4 million YoY, or 22.4%.

Both, quarterly and annual performance were mainly driven by higher interest and similar income, which increased by S/ 83.4 million for the quarter and S/ 51.5 million for the year. The increase was primarily attributable to higher interest income from inflation-indexed bonds, as well as additional carry generated by the expansion of the fixed-income portfolio.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments totaled S/ 13.4 million in 1Q26, mainly associated with a rating downgrade of a fixed income bond. In contrast, 4Q25 registered a loss of S/ 127.0 million, primarily related to Rutas de Lima (RdL), in line with 1Q25 which recorded a S/ 59.0 million loss related to Telefonica.

OTHER INCOME

Other income related to investment was S/ 63.6 million in 1Q26, a decrease of S/ 54.3 million QoQ and an increase of S/ 10.3 million YoY.

The quarterly decrease was explained mainly by S/ 38.5 million in valuation gain from real state investments, due to changes in market discount rates in 4Q25 and S/ 8.1 million in net loss on sale of financial investments.

The annual performance was explained by increases of S/ 3.0 million in net gain on financial assets at fair value due to an increased allocation in private market funds, S/2.9 million in net gain on sale of financial investments and S/ 1.8 million in rental income.

INSURANCE RESULTS

Insurance Results

Insurance Results	1Q25	4Q25	1Q26	%chg QoQ	%chg YoY
Annuities	(123.0)	(133.4)	(203.9)	52.8%	65.8%
Individual Life	43.4	54.0	75.7	40.2%	74.7%
Retail insurance	64.9	78.3	63.9	(18.4)%	(1.5)%
Insurance Results	(14.8)	(1.1)	(64.3)	n.m.	n.m.

Insurance results decreased S/ 63.2 million QoQ mostly due to a reductionsof S/ 70.5 million in annuities, mainly due to higher inflation rates,and S/ 14.4 million in retail insurance, partially offset by an increaseof S/ 21.7 million in individual life.

The quarterly growth in individual life was explained by adjustments of technical reserves related to estimates of VFA cash flows.

Insurance results decreased S/ 49.5million YoY, mostly due to reductions of S/ 80.9 million in annuities, explained by higher inflation ratesand of S/ 1.0 million in retail insurance, partially offset by an increase of S/ 32.3 million in individual life.

The increases in retail insurance and individual life are mainly explained by higher CSM release due to adjustments in CSM release patterns.

CSM Stock increased 1.6% QoQ and 15.5% YoY. The quarterly decreasein credit life was driven by an adjustment in CSM release patterns, which accelerated profit recognition. Also, both quarterly and annual performance reflect higher annuities and Individual Life CSM, driven by increased premiums.

OTHER EXPENSES

Other Expenses

Other expenses	1Q25	4Q25	1Q26	%chg QoQ	%chg YoY
Salaries and employee benefits	(33.9)	(35.6)	(44.2)	24.2%	30.5%
Administrative expenses	(19.8)	(18.0)	(20.2)	12.2%	1.8%
Depreciation and amortization	(5.4)	(5.3)	(5.3)	0.2%	(2.3)%
Expenses related to rental income	(4.7)	(2.8)	(2.9)	4.1%	(37.2)%
Other	(50.2)	(49.6)	(52.7)	6.3%	4.9%
Other expenses	(114.0)	(111.3)	(125.4)	12.7%	9.9%

Inteligo

SUMMARY

Inteligo’s net profit was S/ 63.0 million in 1Q26, reflecting a QoQ growth of S/ 38.6 million, and a S/ 25.5 million increase YoY.

The quarterly performance was mainly driven by a S/ 40.3 million increase in other income due to higher mark-to-market valuations in the proprietary portfolio. This effect was partially offset by a S/ 2.0 million decrease in net interest income and a S/ 1.0 million increase in other expenses.

The YoY performance was explained by a S/ 30.2 million increase in other income due to higher mark-to-market valuations on proprietary portfolio investments and a S/ 4.2 million increase in fee income, in line with the double digit growth in AUMs. These effects were partially offset by an increase of S/ 8.2 million in other expenses and a reduction of S/ 5.5 million in net interest and similar income.

From a business development standpoint, Inteligo’sclient acquisition efforts continued to deliver solid results, reflected in growth in new account openings and assets under management (AUM) across both private wealth management and mutual funds. As of March 31, 2026, AUM and deposits increased by 1.6% QoQ and 13.3% YoY.

Inteligo’s return on equity stood at 22.0% in 1Q26, higher than 8.9% reported in 4Q25.

Wealth Management Segment’s P&L Statement

S/ million	1Q25	4Q25	1Q26	%chg QoQ	%chg YoY
Interest and similar income	40.6	36.7	34.6	(5.7)%	(14.6)%
Interest and similar expenses	(23.8)	(23.5)	(23.4)	(0.6)%	(1.8)%
Net interest and similar income	16.7	13.2	11.3	(14.8)%	(32.8)%
Impairment loss of loans, net of recoveries	(0.2)	0.2	(0.0)	n.m.	(80.0)%
Recovery (loss) due to impairment of financial investments	0.1	(0.5)	0.1	n.m.	n.m.
Net interest and similar income after impairment loss	16.6	12.9	11.3	(12.2)%	(31.5)%
Fee income from financial services, net	46.0	50.4	50.1	(0.6)%	9.1%
Other income	22.3	12.2	52.5	n.m.	n.m.
Other expenses	(39.2)	(46.3)	(47.4)	2.3%	21.0%
Income before translation result and income tax	45.7	29.2	66.6	n.m.	45.7%
Translation result	0.4	(1.9)	0.8	n.m.	n.m.
Income tax	(8.6)	(3.0)	(4.4)	49.6%	(48.5)%
Profit for the period	37.5	24.4	63.0	n.m.	68.1%
ROE	14.2%	8.9%	22.0%
Efficiency ratio	45.3%	61.3%	41.0%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM and deposits reached S/ 9,486.6, a S/ 152.1 million or 1.6% QoQ, mostly explained by increases in mutual funds and private wealth management.Client deposits were S/ 2,971.6 in 1Q26, a S/ 338.7 million or 11.4% increase QoQ.

AUM and deposits reached S/ 9,486.6, a S/ 1,110.6 million, or 13.3% QoQ, mostly explained by increases in mutual funds and private wealth management.Client deposits were S/ 2,971.6 in 1Q26, a S/ 226.4 million or 7.1% increase YoY.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

Net interest and similar income	1Q25	4Q25	1Q26	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	3.3	3.0	2.3	(25.3)%	(32.2)%
Financial Investments	14.5	13.4	12.8	(4.3)%	(11.9)%
Loans	22.7	20.3	19.6	(3.7)%	(13.8)%
Total interest and similar income	40.6	36.7	34.6	(5.7)%	(14.6)%
Interest and similar expenses
Deposits and obligations	(21.7)	(20.4)	(18.7)	(8.4)%	(14.0)%
Due to banks and correspondents	(2.1)	(3.1)	(4.7)	50.1%	n.m.
Total interest and similar expenses	(23.8)	(23.5)	(23.4)	(0.6)%	(1.8)%
Net interest and similar income	16.7	13.2	11.3	(14.8)%	(32.8)%

Inteligo’s net interest and similar income was S/ 11.3 million in 1Q26, a S/ 2 million or 14.8% decrease when compared with 4Q25, mainly explained by lower interests in financial investments and due from banks and inter-bank funds.

Net interest and similar income decreased in S/ 5.4 million YoY or 32.8%, mainly because of lower interests in due from banks and inter-bank fund and loans.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

Fee income from financial services, net	1Q25	4Q25	1Q26	%chg QoQ	%chg YoY
Income
Brokerage and custody services	4.7	5.5	4.4	(19.8)%	(4.7)%
Funds management	41.8	46.1	46.2	0.2%	10.6%
Total income	46.5	51.7	50.7	(1.9)%	9.1%
Expenses
Brokerage and custody services	(0.2)	(0.3)	(0.2)	(5.7)%	15.5%
Others	(0.3)	(1.0)	(0.3)	(70.0)%	9.6%
Total expenses	(0.5)	(1.2)	(0.5)	(56.5)%	12.2%
Fee income from financial services, net	46.0	50.4	50.1	(0.6)%	9.1%

Net fee income from financial services was S/ 50.1 million in 1Q26, a S/ 0.3 million or 0.6% decrease when compared with 4Q25, mainly reflecting a lower volume of client trading transactions.

On a YoY basis, net fee income from financial services increased in S/ 4.1 million, or 9.1% YoY, which is in line with the double-digit growth in AUMs.

OTHER INCOME

Other income

Other income	1Q25	4Q25	1Q26	%chg QoQ	%chg YoY
Net gain on sale of financial investments	(2.3)	1.1	1.6	45.9%	n.m.
Net trading gain (loss)	29.3	14.7	58.8	n.m.	n.m.
Other	(4.6)	(3.5)	(7.8)	n.m.	69.0%
Total other income	22.3	12.2	52.5	n.m.	n.m.

Other income reached S/ 52.5 million in 1Q26, a S/ 40.3 million increase QoQ due to higher mark-to-market valuations on proprietary portfolio investments.

Other income reached S/ 52.5 million in 1Q26, a S/ 30.2 million increase QoQ due to higher mark-to-market valuations on proprietary portfolio investments.

OTHER EXPENSES

Other expenses

Other expenses	1Q25	4Q25	1Q26	%chg QoQ	%chg YoY
Salaries and employee benefits	(24.5)	(30.4)	(30.6)	0.9%	25.1%
Administrative expenses	(12.0)	(14.0)	(13.7)	(2.1)%	14.6%
Depreciation and amortization	(2.1)	(2.1)	(2.3)	8.9%	13.4%
Other	(0.7)	0.2	(0.7)	n.m.	8.3%
Total other expenses	(39.2)	(46.3)	(47.4)	2.3%	21.0%
Efficiency ratio	45.3%	61.3%	41.0%

Other expense reached S/ 47.4 million in 1Q26, a S/1.1 million or 2.3% increase QoQ mainly due to higher salaries and depreciation and amortization.

On a YoY basis a S/8.2MM or 21.0% increase driven by higher salaries and administrative expenses.

STRATEGY

We aim to become a leading digital platform with profitable growth. IFS has demonstrated solid performance, with a net income 35% higher than the previous year, achieving an ROE of 19.4% for the first three months of 2026.

We strive to build primary banking relationships by placing the customer at the center of our decisions and offering the best digital experience. As a result, NPS for retail banking stood at 68, and our retail digital clients are more than 84%.

We continue to focus on our key businesses, maintaining a significant market share in consumer banking loans around 19%, ranking third in the market. Retail deposits are around 14%, ranking third in the market, and commercial banking holds approximately an 11% market share, now ranking third in the market. In annuities, we are the leader with over a 30% market share. Finally, in wealth management, AUMs continue to grow at double-digit rates, with 13% YoY reaching historical highs.

STRATEGIC KPIS

Banking & Payments KPIs

	1Q25	4Q25	1Q26
Digital Metrics
% Digital customers retail	82	84	84
% Digital customers commercial	72	74	75
% Digital self-service retail	78	82	74
% Digital sales retail	69	66	67
NPS Retail (points)	58	51	68
Transactional Metrics
IBK Plin transactions (millions) (*)	141	206	209
Izipay Transaction volume (S/ MM)	17,113	19,411	18,970
IBK share of Izipay transaction flows (%)	40	39	41
(*) Sent transactions

Banking & Payments

We continue to strengthen our position as a digital bank. In 1Q26, our banking customer base grew 6% YoY, 6% in retail clients and 8% in commercial clients. Our digital transformation strategy continues to show positive momentum, with the share of retail digital customers increasing YoY from 82% to 84%, while digital penetration in the commercial segment also continued to improve, reaching 75%. At the same time, digital sales in retail remained stable at high levels, accounting for 67% of total retail sales, confirming the consolidation of digital channels as the primary point of interaction for our customers.

Our payments ecosystem continues to scale, led by Plin and Izipay. By March 2026, Plin surpassed 26 million users at the consortium level, reflecting the continued expansion of the ecosystem. Transactional activity also remained strong, while synergies between Izipayand Interbank continued to deepen, with Interbank’sshare of Izipay transaction flows increasing to 41% and Izipaydeposits into Interbank accounts increasing in 1Q26, reinforcing the capture of transactional flows.

Insurance & Wealth Management KPIs

	1Q25	4Q25	1Q26
Insurance
Digital insurance premiums (S/ millions)	27.2	32.4	33.6
% Digital Self-Service	68.6	70.9	70.2
Wealth Management
% Interfondos digital transactions	53.6	55.3	58.2
% Interfondos digital users	27.7	33.7	37.7
% Digital transactions Inteligo SAB	34.1	38.8	44.4

Insurance

In the insurance segment, digital adoption remained solid in 1Q26. The share of digital self‑service stood at 70%, remaining at high levels and broadly stable compared to the previous quarter, reflecting a mature adoption of digital channels among insurance customers.

Digital insurance premiums continued to grow, reaching S/ 33.6 million in 1Q26, up from S/ 27.2 million in 1Q25, confirming the sustained expansion of digital origination in the insurance business and the effectiveness of ongoing initiatives to enhance customer experience and digital distribution.

Wealth Management

In the wealth management segment, digital engagement continued to strengthen in 1Q26. At Interfondos, digital users accounted for 37.7% of total users, up from 27.7% in 1Q25, reflecting sustained progress in client adoption of digital investment channels.

Digital transaction penetration also continued to increase across key platforms. At Interfondos, digital transactions reached 58.2%, while in Inteligo SAB (brokerage) the share of digital transactions increased to 44.4%, from 34.1% in 1Q25, underscoring the growing preference among clients for seamless and fully digital wealth management experiences.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of March 31, 2026, December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

Intercorp Finalncial Services Inc. and Subsidiaries

Interim consolidated financial statements as of March 31, 2026, December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of financial position

As of March 31, 2026 and December 31, 2025

	Note	31.03.2026	31.12.2025
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,377,976	3,196,910
Interest bearing		9,921,185	9,163,129
Restricted funds		1,113,503	1,675,910
		14,412,664	14,035,949
Inter-bank funds	4(e)	—	40,006
Financial investments	5	29,652,518	28,173,806
Loans, net:	6
Loans, net of unearned interest		53,441,738	52,361,192
Impairment allowance for loans		(1,526,108)	(1,591,042)
		51,915,630	50,770,150
Investment property	7	1,580,822	1,540,615
Property, furniture and equipment, net		1,000,495	967,293
Due from customers on acceptances		13,713	51,332
Intangibles and goodwill, net		1,597,039	1,626,106
Other accounts receivable and other assets, net	8	2,003,261	1,793,116
Reinsurance contract assets	12	61,422	57,182
Deferred Income Tax asset, net		50,124	41,872
Total assets		102,287,688	99,097,427
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		8,908,597	7,759,676
Interest bearing		48,340,220	48,267,954
		57,248,817	56,027,630
Inter-bank funds	4(e)	231,630	55,019
Due to banks and correspondents	10	6,143,734	7,166,014
Bonds, notes and other obligations	11	7,558,531	5,590,408
Due from customers on acceptances		13,713	51,332
Insurance and reinsurance contract liabilities	12	12,702,818	13,063,254
Other accounts payable, provisions and other liabilities	8	5,839,886	4,585,800
Deferred Income Tax liability, net		142,236	136,126
Total liabilities		89,881,365	86,675,583
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(471,091)	(469,546)
Capital surplus		532,771	532,771
Reserves		10,000,000	9,100,000
Unrealized results, net		36,552	(36,034)
Retained earnings		1,197,634	2,183,383
		12,333,883	12,348,591
Non-controlling interest		72,440	73,253
Total equity, net		12,406,323	12,421,844
Total liabilities and equity, net		102,287,688	99,097,427

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of income

For the three-month periods ended March 31, 2026 and 2025

	Note	31.03.2026	31.03.2025
		S/(000)	S/(000)
Interest and similar income	15	1,776,896	1,729,566
Interest and similar expenses	15	(543,029)	(570,693)
Net interest and similar income		1,233,867	1,158,873
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(184,290)	(343,012)
Loss due to impairment of financial investments	5(c) and 5(d)	(13,225)	(59,581)
Net interest and similar income after impairment loss		1,036,352	756,280
Fee income from financial services, net	16	302,043	295,996
Net gain on foreign exchange transactions		168,419	92,418
Net gain on sale of financial investments		49,773	14,033
Net gain on financial assets at fair value through profit or loss	5(e) and 10(b)	40,743	64,811
Net gain on investment property	7(b)	55,087	52,224
Other income	17	25,174	37,453
		641,239	556,935
Result from insurance activities	18	(64,306)	(14,778)
Other expenses
Salaries and employee benefits		(309,631)	(263,282)
Administrative expenses		(380,013)	(333,306)
Depreciation and amortization		(108,613)	(103,875)
Other expenses	17	(40,088)	(38,233)
		(838,345)	(738,696)
Income before translation result and Income Tax		774,940	559,741
Exchange difference		(18,959)	12,450
Income Tax	14(e)	(154,039)	(126,092)
Net profit for the period		601,942	446,099
Attributable to:
IFS’s shareholders		598,332	443,563
Non-controlling interest		3,610	2,536
		601,942	446,099
Earnings per share attributable to IFS’s shareholders, basic and diluted (in Soles)	19	5.386	3.922
Weighted average number of outstanding shares (in thousands)	19	111,081	113,084

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of other comprehensive income

For the three-month periods ended March 31, 2026 and 2025

	31.03.2026	31.03.2025
	S/(000)	S/(000)
Net profit for the period	601,942	446,099
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains on valuation of equity instruments at fair value through other comprehensive income	29,286	23,078
Income Tax	(292)	(62)
Total unrealized gain that will not be reclassified to the consolidated statement of income	28,994	23,016
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	(675,089)	11,369
Income Tax	274	(1,924)
	(674,815)	9,445
Insurance reserves at fair value	679,081	56,215
Net movement of cash flow hedges	20,000	19,731
Income Tax	(5,057)	(2,619)
	14,943	17,112
Translation of foreign operations	37,212	(23,297)
Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods	56,421	59,475
Other comprehensive income for the period	85,415	82,491
Total comprehensive income for the period, net of Income Tax	687,357	528,590
Attributable to:
IFS’s shareholders	683,619	525,470
Non-controlling interest	3,738	3,120
	687,357	528,590

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of changes in equity

For the three-month periods ended March 31, 2026 and 2025

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance contracts reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2025	115,447	(2,159)	1,038,017	(206,997)	532,771	8,300,000	(9,141)	(1,011,868)	681,595	(49,113)	200,697	1,439,274	10,915,235	63,360	10,978,595
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	443,563	443,563	2,536	446,099
Other comprehensive income	—	—	—	—	—	—	22,813	9,190	56,132	17,069	(23,297)	—	81,907	584	82,491
Total comprehensive income	—	—	—	—	—	—	22,813	9,190	56,132	17,069	(23,297)	443,563	525,470	3,120	528,590
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(420,096)	(420,096)	—	(420,096)
Transfer of retained earnings to reserves, Note 13(d)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Purchase of treasury stock, Note 13(b)	—	(1,257)	—	(141,866)	—	—	—	—	—	—	—	—	(141,866)	—	(141,866)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,913)	(2,913)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	311	—	—	—	—	(311)	—	—	—
Others	—	—	—	—	—	—	(14,778)	—	—	—	—	27,203	12,425	(1)	12,424
Balance as of March 31, 2025	115,447	(3,416)	1,038,017	(348,863)	532,771	9,100,000	(795)	(1,002,678)	737,727	(32,044)	177,400	689,633	10,891,168	63,566	10,954,734

Balance as of January 1, 2026	115,447	(4,365)	1,038,017	(469,546)	532,771	9,100,000	46,929	(119,699)	(53,689)	(9,209)	99,634	2,183,383	12,348,591	73,253	12,421,844
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	598,332	598,332	3,610	601,942
Other comprehensive income	—	—	—	—	—	—	28,255	(673,122)	678,083	14,859	37,212	—	85,287	128	85,415
Total comprehensive income	—	—	—	—	—	—	28,255	(673,122)	678,083	14,859	37,212	598,332	683,619	3,738	687,357
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(723,964)	(723,964)	—	(723,964)
Transfer of retained earnings to reserves, Note 13(d)	—	—	—	—	—	900,000	—	—	—	—	—	(900,000)	—	—	—
Purchase of treasury stock, Note 13(b)	—	(10)	—	(1,545)	—	—	—	—	—	—	—	—	(1,545)	—	(1,545)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,551)	(4,551)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(12,701)	—	—	—	—	12,701	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	27,182	27,182	—	27,182
Balance as of March 31, 2026	115,447	(4,375)	1,038,017	(471,091)	532,771	10,000,000	62,483	(792,821)	624,394	5,650	136,846	1,197,634	12,333,883	72,440	12,406,323

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of cash flows

For the three-month periods ended March 31, 2026 and 2025

	31.03.2026	31.03.2025
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	601,942	446,099
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	184,290	343,012
Loss due to impairment of financial investments	13,225	59,581
Depreciation and amortization	108,613	103,875
Provision for sundry risks	2,176	3,430
Deffered Income Tax	(6,782)	337
Net gain on sale of financial investments	(49,773)	(14,033)
Net gain on financial assets at fair value through profit or loss	(40,743)	(64,811)
Net gain on valuation of investment property	(34,735)	(33,683)
Exchange difference	18,959	(12,450)
Net changes in assets and liabilities
Net increase in loan portfolio	(1,315,167)	(424,413)
Net decrease in other accounts receivable and other assets	2,492	340,302
Net decrease in restricted funds	562,407	305,919
Increase (decrease) in deposits and obligations	1,240,343	(330,631)
Decrease in accrued interest receivable	188,452	204,601
Decrease in accrued interest payable	(25,650)	(124,255)
Decrease in due to banks and correspondents	(999,880)	(583,456)
Increase (decrease) in other accounts payable, provisions and other liabilities	870,171	(603,283)
Decrease of investments at fair value through profit or loss	(1,424,991)	(1,503)
Net cash provided by operating activities	(104,651)	(385,362)

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	31.03.2026	31.03.2025
	S/(000)	S/(000)
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	(781,710)	(91,943)
Purchase of property, furniture and equipment	(77,369)	(60,925)
Purchase of intangible assets	(35,813)	(26,140)
Purchase of investment property	(5,472)	(20,124)
Sale of property, furniture and equipment	859	—
Net cash used in by investing activities	(899,505)	(199,132)
Cash flows from financing activities
Issuance of securities, bonds and obligations in circulation	1,745,500	1,350,037
Net decrease in receivable inter-bank funds	40,006	5,032
Net increase in payable inter-bank funds	176,584	151,119
Purchase of treasury stock, net	(1,545)	(141,866)
Dividend payments to non-controlling interest	(4,551)	(2,913)
Lease payments	(22,808)	(16,908)
Net cash provided by financing activities	1,933,186	1,344,501
Net increase in cash and cash equivalents	929,030	760,007
Translation gain (loss) on cash and cash equivalents	9,382	(31,545)
Cash and cash equivalents at the beginning of the period	12,347,943	11,977,366
Cash and cash equivalents at the end of the period	13,286,355	12,705,828

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the interim consolidated financial statements

As of March 31, 2026 and December 31, 2025

1. Business activity

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), holding of Intercorp Group, which was incorporated in 1997 in the Commonwealth of the Bahamas. As of March 31, 2026, Intercorp Peru holds directly and indirectly 74.39 percent of the issued capital stock of IFS, equivalent to 73.38 percent of the outstanding capital stock (74.38 percent of the issued capital stock, equivalent to 73.38 percent of the outstanding capital stock as of December 31, 2025).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of March 31, 2026 and December 31, 2025, IFS holds 99.31 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.85 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay").

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income and other relevant information are presented in Note 2.

The interim consolidated financial statements as of March 31, 2026, have been approved by the Audit Committee and Board’s Meeting held on May 8 and 11, 2026, respectively. The audited consolidated financial statements as of December 31, 2025, (henceforth, “Annual Consolidated Financial Statements”) were approved by the General Shareholders’ Meeting held on March 31, 2026.

2. Subsidiaries

IFS’s Subsidiaries are the following:

(a) Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendencia de Banca, Seguros y AFP (henceforth “SBS”) to operate as a universal bank in accordance with Peruvian law. The Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of March 31, 2026, Interbank has 142 offices (146 offices as of December 31, 2025). Additionally, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b) Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to Intercorp Peru) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of March 31, 2026 and December 31, 2025, amounted to S/98,564,000 and S/95,328,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c) Inteligo Group Corp. and Subsidiaries -

Inteligo is incorporated in the Republic of Panama. As of March 31,2026 and December 31, 2025, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru. As of March 31, 2026 and December 31, 2025, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America, provides investment consultancy and related services.
Veltria Advisors Corp.	Incorporated in the United States of America, provides investment advisory.

(d) Negocios e Inmuebles S.A. -

Negocios e Inmuebles is incorporated in Peru, was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. As of March 31, 2026 and December 31, 2025, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock.

(e) San Borja Global Opportunities S.A.C. -

San Borja Global Opportunities is incorporated in Peru. Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f) IFS Management S.A.C. -

IFS Management is incorporated in Peru. Its corporate purpose is to provide all types of management, strategic planning, financial, accounting, legal, and other services.

(g) Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) –

Procesos de Medios de Pago e Izipay are incorporated in Peru. Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for renowned card networks and other private brands. Also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

3. Significant accounting policies

3.1 Basis of presentation and use of estimates –

The interim consolidated financial statements as of March 31, 2026 and December 31, 2025, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Annual Consolidated Financial Statements as of December 31, 2025.

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill and the intangible of indefinite life, the liabilities for Insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2 Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate its financial information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements as of December 31, 2025 and has not changed since then.

4. Cash and due from banks and inter-bank funds

(a) The detail of cash and due from banks is as follows:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Cash and clearing (b)	2,484,262	2,348,756
Deposits in the BCRP (b)	9,089,857	8,490,566
Deposits in banks (c)	1,712,236	1,508,621
Total cash and cash equivalent	13,286,355	12,347,943
Accrued interest	12,806	12,096
Restricted funds (d)	1,113,503	1,675,910
Total	14,412,664	14,035,949

(b) In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	5,482,057	6,149,956
Cash in vaults	2,207,393	2,056,545
Subtotal legal reserve	7,689,450	8,206,501
Non-mandatory reserve
Overnight deposits in BCRP (**)	2,792,800	1,580,610
Term deposits in BCRP (***)	815,000	760,000
Cash and clearing	276,815	292,157
Subtotal non-mandatory reserve	3,884,615	2,632,767
Cash balances not subject to legal reserve	54	54
Total	11,574,119	10,839,322

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP. As of March 31, 2026 and December 31, 2025, the Group presented only excess in foreign currency that accrued interest in US Dollars at an annual average rate of 3.17 and 3.25 percent, respectively.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of March 31, 2026, corresponds to an overnight deposit in foreign currency for US$800,000,000 (approximately equivalent to S/2,792,800,000), with maturity in the first days of April 2026, and accrue interest at an annual interest rate of 3.67 percent (as of December 31, 2025, it corresponded to an overnight deposit in foreign currency for US$470,000,000, approximately equivalent to S/1,580,610,000, with maturity in the first days of January 2026, and accrued interest at an annual interest rate of 3.57 percent).

(***) As of March 31, 2026, corresponds to overnight deposits in local currency, with maturity in the first days of April 2026, and accrue interest at an annual interest rate between 4.24 and 4.25 percent (as of December 31, 2025, corresponds to one overnight deposit in local currency, with maturity in the first days of January 2026, and accrue interest at an annual interest rate of 4.00 percent)

(c) Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d) The Group maintains restricted funds related to:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Repurchase agreements with the BCRP (*)	606,884	438,436
Inter-bank transfers (**)	425,404	1,142,857
Derivative financial instruments, Note 8(b)	79,597	93,021
Others	1,618	1,596
Total	1,113,503	1,675,910

(*) As of March 31, 2026 and December 31, 2025, corresponds to deposits in the BCRP that guarantee loans with said entity.

(**) Funds held at BCRP to transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym)

(e) Inter-bank funds -

These are loans made between financial institutions with maturity, in general, minor than 30 days.

As of December 31, 2025, Inter-bank funds assets accrued interest at an annual rate between 4.25 and 4.30 percent in local currency; and did not have specific guarantees.

As of March 31, 2026, Inter-bank funds liabilities accrue interest at an annual rate of 4.25 percent in local currency (annual rate of 4.25 percent in local currency for Inter-bank funds liabilities, as of December 31, 2025).

5. Financial investments

(a) This caption is made up as follows:

	31.03.2026	31.12.2025
	S/(000)	S/(000)

Debt instruments measured at fair value through other comprehensive income (b) and (c)	21,504,387	21,299,397
Investments at amortized cost (d)	3,887,269	3,883,579
Investments at fair value through profit or loss (e)	3,447,668	1,965,991
Equity instruments measured at fair value through other comprehensive income (f)	553,872	556,149
Total financial investments	29,393,196	27,705,116
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	219,538	363,254
Investments at amortized cost (d)	39,784	105,436
Total	29,652,518	28,173,806

(b) Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of March 31, 2026
Corporate, leasing and subordinated bonds	9,994,839	105,404	(836,040)	9,264,203	Apr-26 / Feb-97	3.05	41.34	4.67	15.00
Sovereign Bonds of the Republic of Peru	9,446,509	14,012	(372,391)	9,088,130	Aug-26 / Feb-55	2.10	7.20	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,182,800	—	(300)	2,182,500	Apr-26 / Mar-27	4.02	4.04	—	—
Global Bonds of the Republic of Peru	463,719	—	(9,365)	454,354	Aug-27 / Nov-50	—	—	4.24	6.01
Bonds guaranteed by the Peruvian Government	458,159	9,911	(1,799)	466,271	Apr-28 / Oct-33	2.76	4.53	5.70	6.87
Treasury Bonds of the United States of America	34,625	—	(2,524)	32,101	Nov-31 / Nov-55	—	—	4.00	5.00
Global Bonds of the United States of Mexico	16,862	—	(2,028)	14,834	Feb-34	—	—	5.91	5.96
Negotiable Certificates of Deposit from financial institutions	1,994	—	—	1,994	Apr-26	5.07	5.07	—	—
Total	22,599,507	129,327	(1,224,447)	21,504,387
Accrued interest				219,538
Total				21,723,925

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2025
Corporate, leasing and subordinated bonds	9,667,248	213,688	(679,257)	9,201,679	Jan-26 / Feb-97	3.09	41.26	3.23	18.64
Sovereign Bonds of the Republic of Peru	8,855,018	183,759	(128,769)	8,910,008	Aug-26 / Feb-55	2.08	6.58	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,057,974	15	(297)	2,057,692	Jan-26 / Jun-26	3.96	4.04	—	—
Global Bonds of the Republic of Peru	550,343	5,424	(7,727)	548,040	Jan-26 / Nov-50	—	—	3.96	10.58
Bonds guaranteed by the Peruvian Government	473,317	11,098	(1,062)	483,353	Apr-28 / Oct-33	3.35	4.30	5.66	6.64
Treasury Bonds of the United States of America	62,364	81	(2,171)	60,274	Jun-26 / Nov-55	—	—	3.84	4.84
Global Bonds of the United States of Mexico	26,562	165	(1,727)	25,000	May-31 / Feb-34	—	—	4.98	5.62
Global Bonds of the Republic of Chile	11,357	87	(64)	11,380	Jan-29 / Jan-32	—	—	4.13	4.55
Negotiable Certificates of Deposit from financial institutions	1,969	2	—	1,971	Apr-26	5.03	5.03	—	—
Total	21,706,152	414,319	(821,074)	21,299,397
Accrued interest				363,254
Total				21,662,651

(c) The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	31.03.2026	31.12.2025	31.03.2025
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	287,142	95,090	95,090
New assets originated or purchased	712	2,140	315
Assets derecognized or matured (excluding write-offs)	(444)	(3,206)	(123)
Effect on the expected credit loss due to the change of the stage during the year	8,532	264,223	64,032
Loss (recovery) for impairment	4,425	604	(4,643)
Period movement	13,225	263,761	59,581
Write-offs	—	(71,540)	(903)
Effect of foreign exchange variation	179	(169)	(41)
Expected credit loss at the end of the period	300,546	287,142	153,727

(d) As of March 31, 2026, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,778,232,000, including accrued interest for an amount of S/33,560,000 (as of December 31, 2025, corresponded to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,848,175,000, including accrued interest for an amount of S/97,662,000). Said investments present low credit risk and the impairment loss is not significant.

As of March 31, 2026 and December 31, 2025, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and a fair value amounting to approximately S/3,825,778,000 and S/4,026,559,000, respectively.

Additionally, as of March 31, 2026, term deposits mainly issued in local currency are held, for an amount of S/148,821,000, including accrued interest amounting to S/6,224,000 (as of December 31, 2025, term deposits mainly issued in local currency were held, for an amount of S/140,840,000, included accrued interest amounting to S/7,774,000).Said investments present low credit risk and the impairment loss is not material. As of March 31, 2026, the maturity of these investments fluctuates between May 2026 and February 2029, have accrued interest at effective annual rates between 3.00 percent and 6.00 percent, and their fair value amounts to approximately S/148,821,000 (as of December 31, 2025, the maturity of these investments fluctuated between January 2026 and February 2029, have accrued interest at effective annual rates between 3.00 percent and 5.00 percent, and a fair value amounted to approximately S/140,840,000).

As of March 31, 2026 and December 31, 2025, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/991,481,000 and S/1,436,030,000, respectively, see Note 10(a).

As of March 31, 2026 and December 31, 2025, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/412,747,000 and S/424,005,000, respectively; see Note 10(a).

(e) The composition of financial instruments at fair value through profit or loss is as follows:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,985,165	1,726,722
Listed shares	51,198	72,091
Non-listed shares	158,161	162,386
Debt instruments
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	1,203,573	—
Global Bonds of the Republic of Peru	31,018	—
Global Bonds issued by foreign governments	8,659	—
Corporate, leasing and subordinated bonds	4,201	4,090
Sovereign Bonds issued by foreign governments	3,479	—
Sovereign Bonds of the Republic of Peru	2,214	702
Total	3,447,668	1,965,991

As of March 31, 2026 and December 31, 2025, investments at fair value through profit or loss include investments held for trading for approximately S/1,408,465,000 and S/163,645,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/2,039,203,000 and S/1,802,346,000, respectively.

(f) The composition of equity instruments measured at fair value through other comprehensive income is as follows:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Listed shares	517,232	522,380
Non-listed shares	36,640	33,769
Total	553,872	556,149

As of March 31, 2026 and December 31, 2025, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g) Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated IFRS 9, as of March 31, 2026 and December 31, 2025:

	31.03.2026
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	12,832,802	—	—	12,832,802
Corporate, leasing and subordinated bonds	8,689,861	521,637	52,705	9,264,203
Negotiable Certificates of Deposit issued by the BCRP	2,182,500	—	—	2,182,500
Bonds guaranteed by the Peruvian government	466,271	—	—	466,271
Global Bonds of the Republic of Peru	454,354	—	—	454,354
Term deposits	142,597	—	—	142,597
Treasury Bonds of the United States of America	32,101	—	—	32,101
Global Bonds of the United States of Mexico	14,834	—	—	14,834
Negotiable Certificates of Deposit from financial institutions	1,994	—	—	1,994
Total	24,817,314	521,637	52,705	25,391,656

	31.12.2025
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	12,660,521	—	—	12,660,521
Corporate, leasing and subordinated bonds	8,695,720	428,402	77,557	9,201,679
Negotiable Certificates of Deposit issued by the BCRP	2,057,692	—	—	2,057,692
Global Bonds of the Republic of Peru	548,040	—	—	548,040
Bonds guaranteed by the Peruvian government	483,353	—	—	483,353
Term deposits	133,066	—	—	133,066
Treasury Bonds of the United States of America	60,274	—	—	60,274
Global Bonds of the United States of Mexico	25,000	—	—	25,000
Global Bonds of the Republic of Chile	11,380	—	—	11,380
Negotiable Certificates of Deposit from financial institutions	1,971	—	—	1,971
Total	24,677,017	428,402	77,557	25,182,976

6. Loans, net

(a) This caption is made up as follows:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Direct loans
Loans	41,505,160	39,573,400
Credit cards and other loans (*)	5,431,668	5,564,477
Discounted notes	1,520,907	1,704,520
Leasing	1,658,916	1,983,607
Factoring	1,083,262	1,273,562
Advances and overdrafts	68,393	32,078
Refinanced loans	444,024	467,669
Past due and under legal collection loans	1,177,447	1,230,619
	52,889,777	51,829,932
Plus (minus)
Accrued interest from performing loans (f)	564,777	544,571
Unearned interest and interest collected in advance	(12,816)	(13,311)
Impairment allowance for loans (d)	(1,526,108)	(1,591,042)
Total direct loans, net	51,915,630	50,770,150
Indirect loans	5,711,123	5,567,722

(*) As of March 31, 2026 and December 31, 2025, it includes non-revolving consumer loans for approximately S/2,527,949,000 and S/2,648,176,000, respectively.

(b) The classification of the direct loan portfolio is as follows:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Commercial loans (c.1)	23,809,253	22,897,732
Consumer loans (c.1)	15,168,843	15,248,665
Mortgage loans (c.1)	11,585,058	11,400,784
Small and micro-business loans (c.1)	2,326,623	2,282,751
Total	52,889,777	51,829,932

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristics. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Business Banking (loans to small and micro-businesses).

(c) The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of March 31, 2026 and December 31, 2025. The amounts presented do not consider impairment.

	31.03.2026				31.12.2025
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	35,815,299	104,745	—	35,920,044	34,551,825	165,769	—	34,717,594
Standard grade	8,191,138	401,419	—	8,592,557	7,309,766	1,331,109	—	8,640,875
Substandard grade	3,304,579	1,796,456	—	5,101,035	3,499,980	1,677,609	—	5,177,589
Past due but not impaired	1,359,477	792,421	—	2,151,898	1,234,628	903,889	—	2,138,517
Impaired
Individually	—	—	23,028	23,028	—	—	22,928	22,928
Collectively	—	—	1,101,215	1,101,215	—	—	1,132,429	1,132,429
Total direct loans	48,670,493	3,095,041	1,124,243	52,889,777	46,596,199	4,078,376	1,155,357	51,829,932

	31.03.2026				31.12.2025
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	3,800,185	81,766	—	3,881,951	3,488,080	126,184	—	3,614,264
Standard grade	1,147,531	106,104	—	1,253,635	841,497	243,410	—	1,084,907
Substandard grade	280,743	281,478	—	562,221	683,009	168,619	—	851,628
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	6,181	6,181	—	—	6,182	6,182
Collectively	—	—	7,135	7,135	—	—	10,741	10,741
Total indirect loans	5,228,459	469,348	13,316	5,711,123	5,012,586	538,213	16,923	5,567,722

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	31.03.2026				31.12.2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	13,372,345	58,587	—	13,430,932	12,679,767	124,088	—	12,803,855
Standard grade	5,952,820	190,615	—	6,143,435	4,979,506	1,005,364	—	5,984,870
Substandard grade	2,479,983	657,609	—	3,137,592	2,544,331	479,201	—	3,023,532
Past due but not impaired	686,797	116,892	—	803,689	582,186	222,031	—	804,217
Impaired
Individually	—	—	23,028	23,028	—	—	22,928	22,928
Collectively	—	—	270,577	270,577	—	—	258,330	258,330
Total direct loans	22,491,945	1,023,703	293,605	23,809,253	20,785,790	1,830,684	281,258	22,897,732

	31.03.2026				31.12.2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,878,319	21,095	—	11,899,414	11,610,675	16,887	—	11,627,562
Standard grade	920,386	190,873	—	1,111,259	963,916	183,453	—	1,147,369
Substandard grade	529,433	672,493	—	1,201,926	676,148	798,920	—	1,475,068
Past due but not impaired	138,900	380,928	—	519,828	140,200	386,405	—	526,605
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	436,416	436,416	—	—	472,061	472,061
Total direct loans	13,467,038	1,265,389	436,416	15,168,843	13,390,939	1,385,665	472,061	15,248,665

	31.03.2026				31.12.2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,316,832	24,903	—	9,341,735	9,092,721	24,178	—	9,116,899
Standard grade	600,042	10,843	—	610,885	611,790	7,361	—	619,151
Substandard grade	222,988	328,071	—	551,059	251,017	364,017	—	615,034
Past due but not impaired	492,560	250,633	—	743,193	455,704	246,961	—	702,665
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	338,186	338,186	—	—	347,035	347,035
Total direct loans	10,632,422	614,450	338,186	11,585,058	10,411,232	642,517	347,035	11,400,784

	31.03.2026				31.12.2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,247,803	160	—	1,247,963	1,168,662	616	—	1,169,278
Standard grade	717,890	9,088	—	726,978	754,554	134,931	—	889,485
Substandard grade	72,175	138,283	—	210,458	28,484	35,471	—	63,955
Past due but not impaired	41,220	43,968	—	85,188	56,538	48,492	—	105,030
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	56,036	56,036	—	—	55,003	55,003
Total direct loans	2,079,088	191,499	56,036	2,326,623	2,008,238	219,510	55,003	2,282,751

(d) The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	31.03.2026				31.03.2025				31.12.2025
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	444,934	468,668	677,440	1,591,042	439,324	566,636	724,207	1,730,167	1,730,167
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	74,278	—	—	74,278	87,077	—	—	87,077	310,338
Assets matured or derecognized (excluding write-offs)	(31,145)	(11,177)	(6,962)	(49,284)	(32,295)	(17,549)	(7,540)	(57,384)	(251,548)
Transfers to Stage 1	87,106	(86,576)	(530)	—	77,249	(76,268)	(981)	—	—
Transfers to Stage 2	(34,640)	42,001	(7,361)	—	(48,826)	57,721	(8,895)	—	—
Transfers to Stage 3	(1,658)	(64,661)	66,319	—	(4,159)	(93,851)	98,010	—	—
Impact on the expected credit loss for credits that change stage in the period	(68,134)	98,865	145,271	176,002	(59,062)	116,429	219,922	277,289	806,993
Others	(29,466)	(6,640)	21,738	(14,368)	(27,549)	(20,212)	84,756	36,995	272,797
Total	(3,659)	(28,188)	218,475	186,628	(7,565)	(33,730)	385,272	343,977	1,138,580
Write-offs	—	—	(272,470)	(272,470)	—	—	(397,733)	(397,733)	(1,424,484)
Recovery of written–off loans	—	—	17,643	17,643	—	—	46,257	46,257	158,309
Foreign exchange effect	192	269	2,804	3,265	(200)	(339)	(2,062)	(2,601)	(11,530)
Expected credit loss at the end of period	441,467	440,749	643,892	1,526,108	431,559	532,567	755,941	1,720,067	1,591,042

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	31.03.2026				31.03.2025				31.12.2025
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	5,866	19,048	137,875	162,789	16,640	36,158	123,013	175,811	175,811
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	3,858	—	—	3,858	15,812	—	—	15,812	15,998
Assets derecognized or matured (excluding write-offs)	(3,456)	(3,449)	(1,264)	(8,169)	(8,043)	(8,445)	(966)	(17,454)	(32,968)
Transfers to Stage 1	2,443	(2,443)	—	—	4,504	(4,504)	—	—	—
Transfers to Stage 2	(1,750)	1,769	(19)	—	(7,192)	7,393	(201)	—	—
Transfers to Stage 3	(11)	(371)	382	—	(161)	(253)	414	—	—
Impact on the expected credit loss for credits that change stage in the period	(2,176)	605	2,157	586	(3,392)	2,507	(2,173)	(3,058)	(24,384)
Others	(2,977)	(1,675)	(2,265)	(6,917)	(2,755)	(3,668)	70,232	63,809	79,768
Total	(4,069)	(5,564)	(1,009)	(10,642)	(1,227)	(6,970)	67,306	59,109	38,414
Write-offs	—	—	(129)	(129)	—	—	(9,030)	(9,030)	(48,668)
Recovery of written–off loans	—	—	823	823	—	—	1,201	1,201	5,970
Foreign exchange effect	170	110	2,193	2,473	(188)	(198)	(1,569)	(1,955)	(8,738)
Expected credit loss at the end of period	1,967	13,594	139,753	155,314	15,225	28,990	180,921	225,136	162,789

	31.03.2026				31.03.2025				31.12.2025
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	401,302	415,350	452,932	1,269,584	403,740	474,416	494,700	1,372,856	1,372,856
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	54,545	—	—	54,545	61,100	—	—	61,100	259,855
Assets derecognized or matured (excluding write-offs)	(24,906)	(7,261)	(2,187)	(34,354)	(23,016)	(8,343)	(3,269)	(34,628)	(166,752)
Transfers to Stage 1	77,780	(77,250)	(530)	—	61,636	(60,676)	(960)	—	—
Transfers to Stage 2	(29,564)	33,159	(3,595)	—	(34,712)	39,788	(5,076)	—	—
Transfers to Stage 3	(1,190)	(56,053)	57,243	—	(2,130)	(79,894)	82,024	—	—
Impact on the expected credit loss for credits that change stage in the period	(59,916)	91,409	129,322	160,815	(45,902)	97,518	192,659	244,275	796,408
Others	(19,018)	(4,036)	29,020	5,966	(27,816)	(14,722)	34,100	(8,438)	161,373
Total	(2,269)	(20,032)	209,273	186,972	(10,840)	(26,329)	299,478	262,309	1,050,884
Write-offs	—	—	(258,378)	(258,378)	—	—	(367,379)	(367,379)	(1,293,275)
Recovery of written–off loans	—	—	14,222	14,222	—	—	41,727	41,727	140,034
Foreign exchange effect	(1)	101	167	267	—	(86)	(119)	(205)	(915)
Expected credit loss at the end of period	399,032	395,419	418,216	1,212,667	392,900	448,001	468,407	1,309,308	1,269,584

	31.03.2026				31.03.2025				31.12.2025
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	7,447	22,383	46,006	75,836	5,523	43,956	44,321	93,800	93,800
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	470	—	—	470	1,042	—	—	1,042	3,971
Assets derecognized or matured (excluding write-offs)	(102)	(110)	(3,454)	(3,666)	(93)	(375)	(3,043)	(3,511)	(12,592)
Transfers to Stage 1	5,097	(5,097)	—	—	8,878	(8,878)	—	—	—
Transfers to Stage 2	(478)	4,093	(3,615)	—	(959)	4,070	(3,111)	—	—
Transfers to Stage 3	(58)	(1,058)	1,116	—	(141)	(2,269)	2,410	—	—
Impact on the expected credit loss for credits that change stage in the period	(4,863)	964	5,374	1,475	(8,655)	8,447	6,272	6,064	(619)
Others	(1,514)	(1,605)	(402)	(3,521)	(256)	(263)	(110)	(629)	(3,335)
Total	(1,448)	(2,813)	(981)	(5,242)	(184)	732	2,418	2,966	(12,575)
Write-offs	—	—	(1,391)	(1,391)	—	—	(786)	(786)	(3,696)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	13	36	410	459	(11)	(33)	(358)	(402)	(1,693)
Expected credit loss at the end of period	6,012	19,606	44,044	69,662	5,328	44,655	45,595	95,578	75,836

	31.03.2026				31.03.2025				31.12.2025
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	30,319	11,887	40,627	82,833	13,421	12,106	62,173	87,700	87,700
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	15,405	—	—	15,405	9,123	—	—	9,123	30,485
Assets derecognized or matured (excluding write-offs)	(2,681)	(357)	(57)	(3,095)	(1,143)	(386)	(262)	(1,791)	(39,211)
Transfers to Stage 1	1,786	(1,786)	—	—	2,231	(2,210)	(21)	—	—
Transfers to Stage 2	(2,848)	2,980	(132)	—	(5,963)	6,470	(507)	—	—
Transfers to Stage 3	(399)	(7,179)	7,578	—	(1,727)	(11,435)	13,162	—	—
Impact on the expected credit loss for credits that change stage in the period	(1,179)	5,887	8,418	13,126	(1,113)	7,957	23,164	30,008	35,588
Others	(5,957)	676	(4,615)	(9,896)	3,278	(1,559)	(19,466)	(17,747)	34,995
Total	4,127	221	11,192	15,540	4,686	(1,163)	16,070	19,593	61,857
Write-offs	—	—	(12,572)	(12,572)	—	—	(20,538)	(20,538)	(78,845)
Recovery of written–off loans	—	—	2,598	2,598	—	—	3,329	3,329	12,305
Foreign exchange effect	10	22	34	66	(1)	(22)	(16)	(39)	(184)
Expected credit loss at the end of period	34,456	12,130	41,879	88,465	18,106	10,921	61,018	90,045	82,833

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans):

	31.03.2026				31.03.2025				31.12.2025
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	1,998	2,268	8,089	12,355	2,663	2,250	9,335	14,248	14,248
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	409	—	—	409	740	—	—	740	1,663
Assets derecognized or matured	(638)	(204)	(306)	(1,148)	(302)	(205)	(211)	(718)	(3,240)
Transfers to Stage 1	271	(271)	—	—	171	(171)	—	—	—
Transfers to Stage 2	(273)	598	(325)	—	(354)	395	(41)	—	—
Transfers to Stage 3	—	(6)	6	—	(48)	—	48	—	—
Impact on the expected credit loss for credits that change stage in the period	(250)	(188)	46	(392)	(99)	181	(10)	72	640
Others	(806)	(488)	87	(1,207)	(247)	(247)	(565)	(1,059)	(936)
Total	(1,287)	(559)	(492)	(2,338)	(139)	(47)	(779)	(965)	(1,873)
Foreign exchange effect	31	26	3	60	(24)	(7)	(2)	(33)	(20)
Expected credit loss at the end of period, Note 8(a)	742	1,735	7,600	10,077	2,500	2,196	8,554	13,250	12,355

7. Investment property

(a) This caption is made up as follows:

	31.03.2026	31.12.2025	Acquisition or construction year	Valuation methodology
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	292,587	282,247	2009	Appraisal
Pardo (Vivanda)	132,815	127,278	2021	Appraisal/Cost
San Martín de Porres – Lima	88,981	86,084	2015	Appraisal
Nuevo Chimbote	39,585	38,133	2021	Appraisal
Ate Vitarte – Lima	34,876	33,621	2006	Appraisal
Santa Clara – Lima	30,007	28,907	2017	Appraisal
Others	35,614	34,456	-	Appraisal/Cost
	654,465	630,726
Completed investment property - “Real Plaza” shopping malls (i)
Talara	29,316	27,063	2015	DCF
Buildings (i)
Orquideas - San Isidro – Lima	163,199	160,093	2017	DCF
Ate Vitarte – Lima	156,416	155,275	2006	DCF
Chorrillos – Lima	112,475	110,166	2017	DCF
Piura	105,988	105,108	2020	DCF
Paseo del Bosque	105,354	100,392	2021	DCF
Chimbote	56,062	55,577	2015	DCF
Maestro-Huancayo	40,711	40,309	2017	DCF
Cuzco	36,533	35,895	2017	DCF
Panorama – Lima	26,234	25,886	2016	DCF
Others	94,069	94,125	-	DCF/Appraisal
	897,041	882,826

Total	1,580,822	1,540,615

DCF: Discounted cash flow

(i) Financial assets classified by the Group as Level 3. During 2026 and 2025, there were no transfers between levels of hierarchy.

(ii) As of March 31, 2026 and December 31, 2025, there are no liens on investment property.

(b) The net gain on investment properties for the three-month periods ending March 31, 2026 and 2025, consists of the following:

	31.03.2026	31.03.2025
	S/(000)	S/(000)
Gain on valuation	34,735	33,683
Income from rental	20,352	18,541
Total gain, net	55,087	52,224

(c) The movement of investment property for the years ended March 31, 2026 and 2025, is as follows:

	31.03.2026	31.03.2025
	S/(000)	S/(000)
Beginning of year balances	1,540,615	1,381,788
Additions	5,472	20,124
Gain on valuation	34,735	33,683
Balance as of March 31	1,580,822	1,435,595
Balance as of December 31, 2025		1,540,615

8. Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a) These captions are comprised of the following:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	528,176	474,688
Accounts receivable from sale of investments	387,680	222,002
POS commission receivable	206,147	250,501
Accounts receivable related to derivative financial instruments (b)	197,798	120,878
Operations in process	197,556	162,517
Others	31,931	25,654
	1,549,288	1,256,240
Non-financial instruments
Deferred charges	169,563	139,215
Tax paid to recover	152,283	223,248
Deferred cost of POS affiliation and registration	48,757	58,243
Investments in associates	30,149	27,257
Tax credit for General Sales Tax - IGV	25,234	59,990
POS equipment supplies	12,489	12,729
Assets received as payment and seized through legal actions	5,382	5,741
Others	10,116	10,453
	453,973	536,876
Total	2,003,261	1,793,116

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Insurance contract liability with investment component	2,399,590	2,144,131
Dividends payable	734,821	4,034
Other accounts payable	622,984	661,503
Operations in process	495,285	354,032
Third party compensation (*)	424,692	496,426
Accounts payable for purchase of investments	365,991	167,301
Accounts payable related to derivative financial instruments (b)	222,794	207,084
Lease liabilities	132,518	144,245
Workers’ profit sharing and salaries payable	118,157	171,282
Accounts payable to reinsurers and coinsurers	18,741	16,776
Allowance for indirect loan losses, Note 6(d.2)	10,077	12,355
	5,545,650	4,379,169
Non-financial instruments
Taxes payable	186,018	99,076
Provision for other contingencies	46,969	44,238
Deferred income (**)	45,191	41,382
Registration for use of POS	6,648	8,620
Others	9,410	13,315
	294,236	206,631
Total	5,839,886	4,585,800

(*) Correspond mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the credit card’s users, which are mainly settled the day after the transaction was made.

(**) Correspond mainly to deferred fees for indirect loans (mainly guarantee letters).

(b) The following table presents the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts, as of March 31, 2026 and December 31, 2025. The notional gross amount is the nominal amount of the derivative’s underlying asset, and it is the base over which changes in the fair value of derivatives are measured:

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of March 31, 2026	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	112,528	105,208	11,692,144	—	Between April 2026 and September 2027	-	-
Interest rate swaps	20,499	13,254	2,129,971	—	Between April 2026 and June 2036	-	-
Cross swaps	9,362	23,546	1,305,681	—	Between April 2026 and December 2030	-	-
Options	—	—	388	—	April 2026	-	-
	142,389	142,008	15,128,184	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	—	61,686	1,047,300	1,917	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	30,789	—	524,250	1,926	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	23,489	—	436,375	7,638	July 2031	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	271	—	174,550	1,150	September 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	860	—	174,550	1,297	October 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	8,354	69,900	440	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	8,393	69,900	411	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	2,353	34,950	80	October 2027	Senior bond	Bonds, notes and obligations outstanding
	55,409	80,786	2,531,775	14,859
	197,798	222,794	17,659,959	14,859

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2025	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	82,297	34,856	7,055,166	—	Between January 2026 and February 2027	-	-
Interest rate swaps	20,095	11,332	3,418,425	—	Between January 2026 and June 2036	-	-
Cross swaps	6,138	22,626	781,183	—	Between January 2026 and December 2030	-	-
Options	—	—	1,920	—	Between January 2026 and April 2026	-	-
	108,530	68,814	11,256,694	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	—	97,344	1,008,900	14,700	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12,348	—	505,200	18,225	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	7,403	168,150	(44)	October 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	8,178	168,150	(141)	September 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	10,852	67,360	2,669	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	10,892	67,360	2,545	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,601	33,680	829	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	596	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	492	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	33	-	Due to banks	Due to banks and correspondents
	12,348	138,270	2,018,800	39,904
	120,878	207,084	13,275,494	39,904

(i) As of March 31, 2026 and December 31, 2025, certain derivative financial instruments hold collateral deposits; see Note 4(d).

(ii) For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of March 31, 2026 and December 31, 2025. During 2026 and 2025, there were no discontinued hedges accounting.

(iii) Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9. Deposits and obligations

(a) This caption is made up as follows:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Saving deposits	22,016,620	21,934,920
Time deposits	19,554,559	19,243,968
Demand deposits	14,950,093	14,084,761
Compensation for service time	709,518	756,960
Other obligations	18,027	7,021
Total	57,248,817	56,027,630

(b) Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c) As of March 31, 2026 and December 31, 2025, deposits and obligations of approximately S/22,626,963,000 and S/22,138,836,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/117,200 and S/116,700, respectively.

10. Due to banks and correspondents

(a) This caption is comprised of the following:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru	1,537,839	1,781,905
Promotional credit lines	1,919,940	1,975,589
Loans received from foreign entities	2,448,164	3,223,243
Loans received from Peruvian entities	209,461	122,777
	6,115,404	7,103,514
Interest and commissions payable	28,330	62,500
	6,143,734	7,166,014
By term -
Short term	3,653,928	4,494,185
Long term	2,489,806	2,671,829
Total	6,143,734	7,166,014

11. Bonds, notes and other obligations

(a) This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	31.03.2026	31.12.2025
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – third program (b)
Fourth - single series	Interseguro	7.09375%	Semi-annually	2034	US$34,780	121,417	116,965
						121,417	116,965
Subordinated bonds – fourth program
First (A series)	Interseguro	6.75%	Semi-annually	2034	US$28,706	100,213	96,538
First (B series)	Interseguro	6.50%	Semi-annually	2035	US$18,217	63,596	61,264
First (C series)	Interseguro	6.1875%	Semi-annually	2035	US$19,386	67,677	65,195
						231,486	222,997
Negotiable certificates of deposits – second program
First (D series)	Interbank	4.56250%	Annual	2026	S/ 106,650	105,246	104,107
First (E series)	Interbank	4.46875%	Annual	2026	S/ 101,250	99,235	98,127
						204,481	202,234
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC	Semi-annually	2029	S/150,000	150,000	150,000

Total local issuances						707,384	692,196
International issuances
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,940	311,910
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,395,418	1,343,800
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	986,396	950,200
Subordinated bonds	Interbank	7.625%	Semi-annually	2034	US$300,000	1,042,803	1,004,174
Subordinated bonds	Interbank	6.397%	Semi-annually	2035	US$350,000	1,216,943	1,172,008
Subordinated bonds	Interbank	4.800%	Semi-annually	2031	US$500,000	1,732,203	—
Total international issuances						6,685,703	4,782,092
Total local and international issuances						7,393,087	5,474,288
Interest payable						165,444	116,120
Total						7,558,531	5,590,408

(b) International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, wich have met by the Group as of March 31, 2026 and December 31, 2025.

12. Assets and Liabilities for insurance and reinsurance contracts

(a) This caption is comprised of the following:

	31.03.2026			31.12.2025
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held (*)	(17,503)	6,001	(11,502)	(17,078)	4,482	(12,596)

Insurance contracts issued
Remaining coverage liability	(43,919)	12,357,010	12,313,091	(40,104)	12,744,701	12,704,597
Liability for claims incurred	—	339,807	339,807	—	314,071	314,071
Total insurance contracts issued (b) and (c)	(43,919)	12,696,817	12,652,898	(40,104)	13,058,772	13,018,668
Total reinsurance contracts held and issued	(61,422)	12,702,818	12,641,396	(57,182)	13,063,254	13,006,072

(*) Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.

(b) The composition of issued insurance contract liabilities is presented below:

	31.03.2026
	Liabilities remaining coverage		Liabilities for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities for claims incurred in contracts measured by the premium allocation approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2026	12,027,699	717,002	130,014	1,961	176,231	5,865	13,058,772
Insurance revenue	(315,682)	—	—	—	—	—	(315,682)
Contracts under fair value, BBA and VFA approach	(182,584)	—	—	—	—	—	(182,584)
Contracts under PAA approach	(133,098)	—	—	—	—	—	(133,098)
Insurance service expenses	50,611	(12,172)	121,089	185	76,479	1,239	237,431
Claims and other expenses incurred	—	—	250,889	1	31,889	1,239	284,018
Amortization of insurance acquisition cash flows	50,611	—	—	—	—	—	50,611
Gains on onerous contracts and reversals of those losses	—	(12,172)	—	—	—	—	(12,172)
Changes to liabilities for incurred claims	—	—	(129,800)	184	44,590	—	(85,026)
Insurance service result	(265,071)	(12,172)	121,089	185	76,479	1,239	(78,251)

Insurance financial expenses	(417,362)	2,808	—	—	—	—	(414,554)
Insurance financial result	256,234	2,808	—	—	—	—	259,042
Interest rate effect	(673,596)	—	—	—	—	—	(673,596)

Effect of movements on exchange rates	148,151	5,967	1,195	(176)	340	5	155,482
Total changes in the statement of income and other comprehensive income	(534,282)	(3,397)	122,284	9	76,819	1,244	(337,323)
Net cash flow and investment component	149,988	—	(117,546)	—	(57,074)	—	(24,632)
Premiums received	365,548	—	—	—	—	—	365,548
Claims and other expenses paid	—	—	(258,557)	—	(57,074)	—	(315,631)
Insurance acquisition cash flows	(74,549)	—	—	—	—	—	(74,549)
Investment component	(141,011)	—	141,011	—	—	—	—
Balance as of March 31, 2026	11,643,405	713,605	134,752	1,970	195,976	7,109	12,696,817

	31.12.2025
	Liabilities remaining coverage		Liabilities for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities for claims incurred in contracts measured by the premium allocation approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2025	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352
Insurance revenue	(1,124,366)	—	—	—	—	—	(1,124,366)
Contracts under fair value, BBA and VFA approach	(627,800)	—	—	—	—	—	(627,800)
Contracts under PAA approach	(496,566)	—	—	—	—	—	(496,566)
Insurance service expenses	171,463	(79,044)	444,236	(2,127)	319,554	5,097	859,179
Claims and other expenses incurred	—	—	971,901	107	208,745	5,097	1,185,850
Amortization of insurance acquisition cash flows	171,463	—	—	—	—	—	171,463
Gains on onerous contracts and reversals of those losses	—	(79,044)	—	—	—	—	(79,044)
Changes to liabilities for incurred claims	—	—	(527,665)	(2,234)	110,809	—	(419,090)
Insurance service result	(952,903)	(79,044)	444,236	(2,127)	319,554	5,097	(265,187)

Insurance financial expenses	1,373,048	76,119	—	—	—	—	1,449,167
Insurance financial result	637,678	76,119	—	—	—	—	713,797
Interest rate effect	735,370	—	—	—	—	—	735,370

Effect of movements on exchange rates	(474,146)	(22,241)	(2,344)	(183)	(796)	(14)	(499,724)
Total changes in the statement of income and other comprehensive income	(54,001)	(25,166)	441,892	(2,310)	318,758	5,083	684,256
Net cash flow and investment component	487,946	—	(459,979)	—	(175,803)	—	(147,836)
Premiums received	1,323,126	—	—	—	—	—	1,323,126
Claims and other expenses paid	—	—	(1,038,800)	—	(175,803)	—	(1,214,603)
Insurance acquisition cash flows	(256,359)	—	—	—	—	—	(256,359)
Investment component	(578,821)	—	578,821	—	—	—	—
Balance as of December 31, 2025	12,027,699	717,002	130,014	1,961	176,231	5,865	13,058,772

(c) Following is the movement of the issued insurance contract's net asset or liability, showing the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit:

	31.03.2026				31.12.2025
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	11,478,933	279,898	1,079,940	12,838,771	11,305,123	277,284	870,851	12,453,258
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(37,094)	(37,094)	—	—	(132,263)	(132,263)
Risk adjustment recognized for the risk expired	—	(5,419)	—	(5,419)	—	(20,797)	—	(20,797)
Experience adjustments	(19,838)	—	—	(19,838)	(62,243)	—	—	(62,243)
Changes that relate to future services
Contracts initially recognized in the period	(72,277)	4,814	81,521	14,058	(325,501)	18,385	341,071	33,955
Changes in estimates that adjust the contractual service margin	9,536	(311)	(9,225)	—	55,515	(2,003)	(53,512)	—
Changes in estimates that do not adjust the contractual service margin	(18,124)	(177)	—	(18,301)	(36,850)	(8,407)	—	(45,257)
Changes that relate to past services
Adjustments to liabilities for incurred claims	3,723	5	—	3,728	(15,548)	(2,322)	—	(17,870)
Insurance service result	(96,980)	(1,088)	35,202	(62,866)	(384,627)	(15,144)	155,296	(244,475)

Insurance financial expenses	(422,228)	(6,710)	14,384	(414,554)	1,356,275	26,873	66,019	1,449,167
Insurance financial result	251,368	(6,710)	14,384	259,042	620,905	26,873	66,019	713,797
Interest rate effect	(673,596)	—	—	(673,596)	735,370	—	—	735,370

Effect of movements in Exchange rates	125,574	2,809	3,578	131,961	(477,123)	(9,115)	(12,226)	(498,464)
Total changes in the statement of income and other comprehensive income	(393,634)	(4,989)	53,164	(345,459)	494,525	2,614	209,089	706,228
Cash flows	(39,447)	—	—	(39,447)	(320,715)	—	—	(320,715)
Premiums received	199,518	—	—	199,518	825,245	—	—	825,245
Claims and other expenses paid	(258,557)	—	—	(258,557)	(1,038,800)	—	—	(1,038,800)
Insurance acquisition cash flows	19,592	—	—	19,592	(107,160)	—	—	(107,160)
Balance (*)	11,045,852	274,909	1,133,104	12,453,865	11,478,933	279,898	1,079,940	12,838,771

(*) Balance does not include PPA movement of LRC and LIC amounting to S/199,033,000 (liabilities for S/242,952,000 and assets for S/43,919,000) and S/179,897,000 (liabilities for S/220,001,000 and assets for S/40,104,000) as of March 31, 2026 and December 31, 2025, respectively.

(d) Following is the CSM movement for insurance contract portfolios using the fair value approach, as of March 31, 2026 and December 31, 2025:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Contractual Service Margin as of January 1	1,079,940	870,851
Changes that relate to current services
Contractual service margin recognized for services provided	(37,094)	(132,263)
Changes that relate to future services
Contracts initially recognized in the period	81,521	341,071
Changes in estimates that adjust the contractual service margin	(9,225)	(53,512)
Insurance service result	35,202	155,296
Insurance financial expenses	14,384	66,019
Effect of movements in exchange difference	3,578	(12,226)
Total changes in the statement of income	53,164	209,089
Other movements	—	—
Balance	1,133,104	1,079,940

(e) Reconciliation of the amount included in net unrealized results for insurance premium reserves. On transition to IFRS 17, the Group applied the fair value approach for certain groups of contracts with term-life cover and surrender options. The movement in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	(53,768)	682,727
Losses recognized in other comprehensive income in the period	673,596	(735,370)
Rate effect of “Renta Particular” contract (*)	4,760	(1,850)
Others	725	725
Cumulative other comprehensive income, closing balance	625,313	(53,768)

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 8.

13. Equity, net

(a) Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of March 31, 2026 and December 31, 2025, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2026, agreed to distribute dividends charged to profits for the year 2025 for approximately US$207,797,000 (equivalent to S/723,964,000); equivalent to US$1.80 per share, which were paid on May 5, 2026.

The General Shareholders’ Meeting of IFS held on March 31, 2025, agreed to distribute dividends charged to profits for the year 2024 for approximately US$115,443,000 (equivalent to S/420,096,000); equivalent to US$1.00 per share, which were paid on May 5, 2025.

(b) Treasury stock –

On March 31, 2023, IFS’s shareholders approved the Share Repurchase Program for an amount of up to US$100 million of common shares at market prices. The program remained in effect until April 17, 2025. Under this Program, Interbank acquired a total of 3,618,000 shares, with an approximate value to S/372,017,000.

On March 31, 2025, IFS’s shareholders approved a new Share Repurchase Program, maintaining a limit of up to US$100 million of common shares under the same conditions as the previous program. With the framework of this new Program, as of March 31, 2026, Interbank holds 705,000 shares with an approximate value amount to S/92,680,000 (as of December 31, 2025, Interbank held 700,000 shares, with an approximate value of S/91,015,000.

During the years 2026 and 2025, Inteligo Bank acquired 5,000 and 18,000 common shares of IFS, respectively, at market value for an amount of approximately US$229,000 (equivalent to approximately S/780,000) and US$656,000 (equivalent to approximately S/2,326,000).

As of March 31, 2026 and December 31, 2025, the Company and some Subsidiaries, all together, hold 4,375,000 and 4,365,000 shares issued by IFS, with an acquisition cost of US$128,269,000 (equivalent to S/471,091,000) and US$127,821,000 (equivalent to S/469,546,000), respectively.

(c) Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d) Reserves -

At the General Shareholders' Meeting held on March 31, 2026, approved to constitute reserves for S/900,000,000 charged to retained earnings.

At the General Shareholders' Meeting held on March 31, 2025, approved to constitute reserves for S/800,000,000 charged to retained earnings.

(e) Equity for legal purposes (regulatory capital) -

Within the framework of the Consolidated Supervision set out by the Regulation for the Consolidated Supervision of Financial and Mixed Conglomerates, approved by SBS Resolution No. 11823-2010 and amendments, the Intercorp Group must meet certain capital requirements as well as global and concentration limits, among other requirements, which are applicable to its Financial Group, as defined by the SBS, is made up of Intercorp Financial Services Inc., its subsidiaries and InFinance XP S.A. (formerly Financiera Oh! S.A.), a related entity, subsidiary of Intercorp Perú Ltd.

On the other hand, as of March 31, 2026 and December 31, 2025, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

As of March 31, 2026 and December 31, 2025, the Company and its subsidiaries have complied with the capital requirements and complementary provisions established by their regulators for consolidated and individual supervision purposes, as applicable.

14. Tax situation

(a) IFS and its Subsidiaries are incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposed of.

Also, an indirect disposal assumption arises when the total amount of the shares of the domiciled legal person whose indirect disposal is performed, is equal or greater than 40,000 Taxation Units (henceforth “UIT”, by its Spanish acronym).

(b) Individuals domiciled in Peru, as well as individuals and legal entities not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. For this reason, dividends distributed by Peruvian subsidiaries to IFS are subject to the aforementioned withholding, which IFS records as an expense of the year. During the three-month periods ended as of March 31, 2026 and 2025, the Company has recorded a provision for S/13,651,000 and S/11,305,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c) IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of March 31, 2026 and December 31, 2025, was 29.5 percent, over the taxable income.

(d) With regard to subsidiaries domiciled in Peru, the Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Following are the Income Tax periods subject to inspection by the main subsidiaries, in force as of March 31, 2026:

Entity	Periods subject to review
Interbank	From 2021 to 2025
Interseguro	From 2021 to 2025
Izipay	From 2020 to 2025
Procesos de Medios de Pago	From 2021 to 2025

Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews performed will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.

In the normal course of their operations, some subsidiaries maintain various tax processes related to their activities in Peru. The most relevant tax processes for the main businesses are described below:

Interbank:

- Tax periods from 2003 to 2006:

For these periods, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and IFRS accounting standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a statement from the month of June 2019.

In this context, regarding the tax period corresponding to 2003 and after a prolonged claims process in various instances, through a Resolution of Coactive Collection issued in October 2024, SUNAT required payment of approximately S/17,800,000 (including taxes, fines and arrears), an amount that was paid in November 2024; however, the process continues in the Judiciary.

Regarding the tax period corresponding to 2004, through a Resolution of Coactive Collection issued in May 2025, SUNAT required Interbank to pay of approximately S/7,000,000 (including taxes, fines and arrears), an amount that was paid in May 2025; however, the process continues in the Judiciary.

Regarding the tax period corresponding to 2005, through a Resolution of Coactive Collection issued in March 2025, SUNAT required a payment for approximately S/11,300,000 (including taxes, fines and arrears), an amount that was paid in April 2025; however, the process continues in the Judiciary.

On the other hand, regarding the tax period corresponding to 2006, through Resolutions of Coactive Collection issued in May and June of 2025, SUNAT required payment for approximately S/3,100,000 and S/28,800,000, respectively, amounts that were paid by Interbank in June of 2025; however, the process continues in the Judiciary.

- Tax period 2010:

In February 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed an appeal which is pending resolution by the Tax Court.

- Tax period 2012:

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the third-category Income Tax for the fiscal year 2012. As of March 31, 2026 and December 31, 2025, the tax debt claimed by the SUNAT amounted to S/14,700,000. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

- Tax period 2013:

In December 2022, SUNAT through Resolution of Coactive Collection, notified the payment of the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000 (which includes the tax, fines and interest arrears), an amount that was paid by Interbank in February 2023; however, the process continues before the Judiciary.

In November 2025, SUNAT through a Compliance Resolution, notified Interbank of a new tax debt that, as of March 31, 2026 and December 31, 2025 amounted to S/36,600,000 and S/35,800,000, respectively; however, it is currently under appeal before the Tax Court and the Judiciary.

- Tax periods 2014, 2015 and 2018:

The tax audits for the 2014, 2015, and 2018 tax years are under appeal. The alleged tax debt related to Income Tax amounts to a total of S/97,180,000 and S/96,279,000 as of March 31, 2026 and December 31, 2025, respectively; pending resolution by the Tax Court.

- Tax period 2019:

In October 2023 and February 2024, SUNAT notified the beginning of the audit process to Interbank regarding the third-category Income Tax and Transfer Prices corresponding to the period 2019, respectively. In May 2025, Interbank was notified with Resolutions of Determination and Penalty corresponding to Income Tax and advance payments of the third category Income Tax for the 2019 fiscal year for approximately S/9,700,000, of which Interbank paid S/5,000,000. As of the date of this report, the Claim Appeal is pending resolution.

- Tax period 2020:

As of the date of this report, the 2020 tax period is under audit.

Proceso de Medios de Pago:

In December 2024, SUNAT concluded the definite audit procedure of the Income Tax for the period 2020, without material observations.

Izipay:

As of March 31, 2026 and December 31, 2025, Izipay maintains carryforward tax losses amounting to S/117,505,313 and S/104,290,500, respectively. In application of current tax regulations, Izipay opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS Management, its Subsidiaries and its legal advisers, any eventual additional tax would not be significant for the consolidated financial statements as of March 31, 2026 and December 31, 2025.

(e) Global Minimum Tax: In 2024, The Bahamas implemented a Qualified Domestic Minimum Top-Up Tax (“QDMTT") pursuant to the rules of the global minimum corporate tax rate, published by the Organization for Economic Cooperation and Development (“OECD”). For companies incorporated in the Bahamas belonging to the Intercorp Group, the QDMTT is applicable from the 2025 fiscal year onwards.

For its part, on December 21, 2024, Spain adopted the Income Inclusion Rule (“IIR”) and the QDMTT in accordance with the OECD global minimum tax rules, applicable to the fiscal years starting December 31, 2023. Spain also adopted the Undertaxed Profits Rule (“UTPR”), in accordance with the OECD global minimum tax rules for the fiscal years starting December 31, 2024.

These taxes are applicable to multinational groups with annual consolidated income of at least 750 million euros, which will be subject to a minimum effective tax rate of 15 percent.

In the opinion of IFS’ Management and its legal advisors, the application of this regulation would not have a significant impact on the Group's consolidated financial statements.

(f) IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the three-month ended as of March 31,

	2026	2025
	S/(000)	S/(000)
Current – Expense	147,170	114,450
Current – Dividend expense, Note 14(b)	13,651	11,305
Deferred – (Income) expense	(6,782)	337
	154,039	126,092

15. Interest income and expenses, and similar accounts

This caption is comprised of the following:

	31.03.2026	31.03.2025
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	1,248,290	1,244,460
Interest on investments at fair value through other comprehensive income	377,064	303,177
Interest on due from banks and inter-bank funds	73,199	84,607
Interest on investments at amortized cost	56,866	56,840
Dividends on financial instruments	17,485	37,109
Others	3,992	3,373
Total	1,776,896	1,729,566
Interest and similar expenses
Interest and fees on deposits and obligations	(278,707)	(317,532)
Interest on bonds, notes and other obligations	(107,275)	(96,556)
Interest and fees on due to banks and correspondents	(86,643)	(100,512)
Insurance contract expense with investment component	(39,847)	(29,505)
Deposit insurance fund fees	(25,179)	(22,201)
Interest on lease payments	(2,176)	(2,405)
Others	(3,202)	(1,982)
Total	(543,029)	(570,693)

16. Fee income from financial services, net

(a)
This caption is comprised of the following:

	31.03.2026	31.03.2025
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	213,811	189,807
Income from services (acquirer and issuer role) (b)	166,327	184,183
Banking service fees	62,475	60,395
Brokerage and custody services	3,120	2,268
Others	5,574	6,526

Performance obligations over time:
Funds management	46,206	41,668
Contingent loans fees	16,107	16,253
Collection services	13,145	13,280
Others	12,267	8,645
Total	539,032	523,025
Expenses
Expenses for services (acquirer and issuer role) (b)	(84,206)	(88,743)
Credit cards	(50,722)	(41,856)
Credit card processing commissions	(28,857)	(27,350)
Local banks fees	(20,378)	(18,174)
Credit life insurance premiums	(19,316)	(16,358)
Digital services fees	(17,582)	(16,343)
Foreign banks fees	(6,897)	(6,679)
Others	(9,031)	(11,526)
Total	(236,989)	(227,029)
Net	302,043	295,996

(b) Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay.

17. Other income and (expenses)

This caption is comprised of the following:

	31.03.2026	31.03.2025
	S/(000)	S/(000)
Other income
Maintenance, installation and sale of POS equipment	4,795	4,531
Services rendered to third parties	2,344	1,952
Participation in investments in associates	2,239	1,833
Income from ATM rentals	1,520	1,365
Gain from sale of written-off-loans	1,092	10,523
Others	13,184	17,249
Total other income	25,174	37,453
Other expenses
Commissions from insurance activities	(16,178)	(14,106)
Administrative and tax penalties	(3,325)	(4,692)
Expenses related to rental income	(2,931)	(4,671)
Provision for sundry risk	(2,176)	(3,430)
Sundry technical insurance expenses	(1,952)	(3,780)
Provision for accounts receivable	(1,339)	(2,397)
Donations	(1,039)	(1,112)
Others	(11,147)	(4,045)
Total other expenses	(40,087)	(38,233)

.

18. Result from insurance activities

(a) This caption is comprised of the following:

	31.03.2026				31.03.2025
	General insurance	Pensions	Life	Total	General insurance	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	14,627	3,573	18,894	37,094	12,539	1,141	8,190	21,870
Change in Risk adjustment for non-financial risk	853	3,893	567	5,313	635	3,926	169	4,730
Insurance service expenses and expected claims incurred	21,940	79,279	28,317	129,536	15,985	72,057	22,936	110,978
Recovery of cash for insurance acquisition	1,514	824	8,304	10,642	1,190	185	3,177	4,552
Contracts measured under PAA:
Premiums assigned to the period	61,603	70,314	1,181	133,098	61,515	59,358	1,831	122,704
	100,537	157,883	57,263	315,683	91,864	136,667	36,303	264,834

Insurance service expenses -
Claims incurred expenses and other expenses	(21,803)	(226,577)	(35,638)	(284,018)	(24,404)	(253,759)	(33,675)	(311,838)
Onerous contract losses and loss reversion	(1,898)	14,316	(246)	12,172	(1,212)	1,423	629	840
Amortization of insurance acquisition cash flows	(41,484)	(823)	(8,304)	(50,611)	(40,741)	(185)	(3,177)	(44,103)
Changes to liabilities for incurred claims	(14,719)	87,583	12,162	85,026	(14,035)	119,740	16,508	122,213
	(79,904)	(125,501)	(32,026)	(237,431)	(80,392)	(132,781)	(19,715)	(232,888)
Insurance service results	20,633	32,382	25,237	78,252	11,472	3,886	16,588	31,946
Reinsurance income	372	(676)	(427)	(731)	(913)	(391)	(3,205)	(4,509)
Financial result of insurance operations (b)	—	(253,628)	(5,414)	(259,042)	—	(142,766)	(4,028)	(146,794)
Result from insurance activities (**)	21,005	(221,922)	19,396	(181,521)	10,559	(139,271)	9,355	(119,357)

(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the interim consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/117,215,000 and S/104,579,000 as of March 31, 2026 and 2025, respectively. See also financial information by segments in Note 21.

(b) The composition of the financial result of insurance operations, is as follows:

	31.03.2026			31.03.2025
	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	8,299	8,299	—	5,689	5,689
Interest credited	(139,967)	(12,735)	(152,702)	(142,671)	(10,498)	(153,169)
Changes in interest rate and other financial hypotheses	(113,660)	(1,008)	(114,668)	(95)	797	702
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	(1)	30	29	—	(16)	(16)
Financial results from insurance operations	(253,628)	(5,414)	(259,042)	(142,766)	(4,028)	(146,794)

Financial income from insurance contracts -
Interest credited	—	—	—	—	—	—
Effect of changes in interest rates and other financial hypotheses	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	—	—	—	—	—
	—	—	—	—	—	—
Result from insurance activities	(253,628)	(5,414)	(259,042)	(142,766)	(4,028)	(146,794)

19. Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares outstanding
	(in thousands)	(in thousands)		(in thousands)
Period 2025
Balance as of January 1	113,288	113,288	90	113,288
Purchase of treasury stock	(1,257)	(1,257)	15	(204)
Balance as of March 31, 2025	112,031	112,031		113,084
Net earnings attributable to IFS’s shareholders S/(000)				443,563
Earnings per share attributable to IFS’s shareholders in Soles (basic and diluted)				3.922
Period 2026
Balance as of January 1	111,082	111,082	90	111,082
Purchase of treasury stock	(10)	(10)	6	(1)
Balance as of March 31, 2026	111,072	111,072		111,081
Net earnings attributable to IFS’s shareholders S/(000)				598,332
Earnings per share attributable to IFS’s shareholders in Soles (basic and diluted)				5.386

20. Transactions with related parties and affiliated entities

(a) The table below presents the main transactions with related parties and affiliated entities as of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	316	353
Investments at fair value through other comprehensive income	71,561	74,104
Loans, net (b)	2,131,386	2,272,336
Accounts receivable	106,417	105,897
Other assets	11,336	9,606
Liabilities
Deposits and obligations	1,524,318	1,430,409
Other liabilities	87,999	120,612
Off-balance sheet accounts
Indirect loans (b)	75,021	65,778

	31.03.2026	31.03.2025
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	42,722	32,590
Rental income	8,914	7,341
Interest and similar expenses	(6,694)	(7,475)
Administrative expenses	(9,866)	(9,937)
Others, net	12,879	19,887

(b) As of March 31, 2026 and December 31, 2025, the detail of loans is the following:

	31.03.2026			31.12.2025
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,425,640	18,681	1,444,321	1,581,492	15,908	1,597,400
Associates	705,746	56,340	762,086	690,844	49,870	740,714
	2,131,386	75,021	2,206,407	2,272,336	65,778	2,338,114

(c) As of March 31, 2026 and December 31, 2025, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of March 31, 2026 and December 31, 2025, direct loans to employees, directors and executives amounted approximately to S/249,090,000 and S/256,398,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d) The Group’s key personnel basic remuneration for the three-month periods ended March 31, 2026 and 2025, is presented below:

	31.03.2026	31.03.2025
	S/(000)	S/(000)
Salaries	16,266	14,365
Board of Directors’ compensations	940	857
Total	17,206	15,222

(e) As of March 31, 2026 and December 2025, the Group holds participation in different mutual funds that are managed by its subsidiary Interfondos, which are classified as investments at fair value through profit or loss for S/115,000 and S/184,000, respectively.

(f) In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

21. Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”).

The business segments monitor the operating results of their business units separately in order to make decisions on the distribution of resources and performance assessment. The Segments' performance is assessed based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

As of March 31, 2026 and December 31, 2025, the Group presents three operating business segments:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The following table presents the Group’s financial information by business segments for the three-month periods ended March 31, 2026 and 2025:

	31.03.2026
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	1,458,334	309,660	34,640	(25,738)	1,776,896
Interest and similar expenses	(462,944)	(57,889)	(23,387)	1,191	(543,029)
Net interest and similar income	995,390	251,771	11,253	(24,547)	1,233,867
Loss due to impairment of loans	(184,245)	—	(45)	—	(184,290)
(Loss) recovery due to impairment of financial investments	80	(13,449)	141	3	(13,225)
Net interest and similar income after impairment loss on loans	811,225	238,322	11,349	(24,544)	1,036,352
Fee income from financial services, net	229,825	(3,484)	50,146	25,556	302,043
Net gain on sale of financial investments	40,373	7,836	1,564	—	49,773
Other income	157,574	60,650	50,938	20,261	289,423
Result from insurance activities	—	(64,293)	—	(13)	(64,306)
Depreciation and amortization	(76,998)	(5,314)	(2,334)	(23,967)	(108,613)
Other expenses	(521,974)	(120,041)	(45,055)	(42,662)	(729,732)
Income (loss) before translation result and Income Tax	640,025	113,676	66,608	(45,369)	774,940
Exchange difference	(5,629)	(8,687)	838	(5,481)	(18,959)
Income Tax	(139,380)	—	(4,424)	(10,235)	(154,039)
Net profit (loss) for the period	495,016	104,989	63,022	(61,085)	601,942
Attributable to:
IFS’s shareholders	495,016	104,989	63,022	(64,695)	598,332
Non-controlling interest	—	—	—	3,610	3,610
	495,016	104,989	63,022	(61,085)	601,942

(*) Correspond to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	31.03.2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	1,442,180	258,239	40,569	(11,422)	1,729,566
Interest and similar expenses	(497,912)	(49,506)	(23,825)	550	(570,693)
Net interest and similar income	944,268	208,733	16,744	(10,872)	1,158,873
Loss on loans, net of recoveries	(342,786)	—	(226)	—	(343,012)
(Loss) recovery due to impairment of financial investments	(674)	(58,974)	52	15	(59,581)
Net interest and similar income after impairment loss on loans	600,808	149,759	16,570	(10,857)	756,280
Fee income from financial services, net	212,906	(3,177)	45,975	40,292	295,996
Net gain (loss) on sale of financial investments	11,418	4,917	(2,302)	—	14,033
Other income	145,130	55,674	24,623	21,479	246,906
Result from insurance activities	—	(14,778)	—	—	(14,778)
Depreciation and amortization	(72,557)	(5,441)	(2,058)	(23,819)	(103,875)
Other expenses	(448,999)	(108,606)	(37,107)	(40,109)	(634,821)
Income (loss) before translation result and Income Tax	448,706	78,348	45,701	(13,014)	559,741
Exchange difference	(1,566)	14,057	357	(398)	12,450
Income Tax	(104,332)	—	(8,583)	(13,177)	(126,092)
Net profit (loss) for the period	342,808	92,405	37,475	(26,589)	446,099
Attributable to:
IFS’s shareholders	342,808	92,405	37,475	(29,125)	443,563
Non-controlling interest	—	—	—	2,536	2,536
	342,808	92,405	37,475	(26,589)	446,099

(*) Correspond to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	31.03.2026
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	99,158	6,463	4,095	8,938	118,654
Total assets	79,400,425	17,807,280	4,553,857	526,126	102,287,688
Total liabilities	69,322,904	16,713,846	3,364,396	480,219	89,881,365

	31.12.2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	461,646	65,369	7,859	51,251	586,125
Total assets	76,763,239	17,461,132	4,118,540	754,516	99,097,427
Total liabilities	66,505,666	16,615,842	3,019,002	535,073	86,675,583

(*) Correspond to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) Include the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the three-month periods ended March 31, 2026, is S/2,851,362,000 in Peru and S/119,440,000 in Panama (for the three-month periods ended March 31, 2025, was S/2,684,212,000 in Peru and S/94,152,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of March 31, 2026 is S/97,869,819 in Peru and S/4,417,869 in Panama (for the year ended December 31, 2025, was S/95,125,697,000 in Peru and S/3,971,730,000 in Panama).

22. Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of March 31, 2026 and December 31, 2025, are presented below.

	31.03.2026
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	14,412,664	14,412,664
Financial investments	3,447,668	21,723,925	553,872	3,927,053	29,652,518
Loans, net	—	—	—	51,915,630	51,915,630
Due from customers on acceptances	—	—	—	13,713	13,713
Other accounts receivable and other assets, net	197,798	—	—	1,351,490	1,549,288
Reinsurance contracts assets	—	—	—	61,422	61,422
	3,645,466	21,723,925	553,872	71,681,972	97,605,235
Financial liabilities
Deposits and obligations	—	—	—	57,248,817	57,248,817
Inter-bank funds	—	—	—	231,630	231,630
Due to banks and correspondents	—	—	—	6,143,734	6,143,734
Bonds, notes and other obligations	—	—	—	7,558,531	7,558,531
Due from customers on acceptances	—	—	—	13,713	13,713
Insurance and reinsurance contract liabilities	—	—	—	12,702,818	12,702,818
Other accounts payable, provisions and other liabilities	222,794	—	—	5,322,856	5,545,650
	222,794	—	—	89,222,099	89,444,893

	31.12.2025
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	14,035,949	14,035,949
Inter-bank funds	—	—	—	40,006	40,006
Financial investments	1,965,991	21,662,651	556,149	3,989,015	28,173,806
Loans, net	—	—	—	50,770,150	50,770,150
Due from customers on acceptances	—	—	—	51,332	51,332
Other accounts receivable and other assets, net	120,878	—	—	1,135,362	1,256,240
Reinsurance contracts assets	—	—	—	57,182	57,182
	2,086,869	21,662,651	556,149	70,078,996	94,384,665
Financial liabilities
Deposits and obligations	—	—	—	56,027,630	56,027,630
Inter-bank funds	—	—	—	55,019	55,019
Due to banks and correspondents	—	—	—	7,166,014	7,166,014
Bonds, notes and other obligations	—	—	—	5,590,408	5,590,408
Due from customers on acceptances	—	—	—	51,332	51,332
Insurance and reinsurance contract liabilities	—	—	—	13,063,254	13,063,254
Other accounts payable, provisions and other liabilities	207,084	—	—	4,172,085	4,379,169
	207,084	—	—	86,125,742	86,332,826

23. Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

A full description of the Group’s financial risk management is presented in Note 29 “Financial risk management” of the audited Annual Consolidated Financial Statements; related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a) Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (consumer and mortgage loans), (ii) Business Banking (small and micro-business loans), and (iii) Commercial Banking (commercial loans). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 29.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, Interbank monitors constantly the occurrence or not of certain events thar might affect the behavior and performance of the expected credit losses of its clients. Therefore, certain subsequent adjustments to the expected loss model are recorded to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans’ expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2025 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b) Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

- Are offset in the statement of financial position of the Group; or

- Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of March 31, 2026 and December 31, 2025, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2026
Derivatives, Note 8(b)	197,798	—	197,798	(71,714)	(38,820)	87,264
Total	197,798	—	197,798	(71,714)	(38,820)	87,264
As of December 31, 2025
Derivatives, Note 8(b)	120,878	—	120,878	(31,633)	(60,063)	29,182
Total	120,878	—	120,878	(31,633)	(60,063)	29,182

(b.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of March 31, 2026 and December 31, 2025, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2026
Derivatives, Note 8(b)	222,794	—	222,794	(71,714)	(79,597)	71,483
Total	222,794	—	222,794	(71,714)	(79,597)	71,483
As of December 31, 2025
Derivatives, Note 8(b)	207,084	—	207,084	(31,633)	(93,021)	82,430
Total	207,084	—	207,084	(31,633)	(93,021)	82,430

(c) Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of March 31, 2026, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.486 per US$1 bid and S/3.495 per US$1 ask (S/3.358 and S/3.368 as of December 31, 2025, respectively). As of March 31, 2026, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.491 per US$1 (S/3.363 as of December 31, 2025).

The table below presents the detail of the Group’s position:

	31.03.2026
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,668,101	3,380,275	364,288	14,412,664
Financial investments	8,019,262	21,579,077	54,179	29,652,518
Loans, net	15,611,225	36,304,405	—	51,915,630
Due from customers on acceptances	13,713	—	—	13,713
Other accounts receivable and other assets, net	460,685	1,088,387	216	1,549,288
Reinsurance contract assets	1,406	60,016	—	61,422
	34,774,392	62,412,160	418,683	97,605,235
Liabilities
Deposits and obligations	18,698,689	37,977,255	572,873	57,248,817
Inter-bank funds	—	231,630	—	231,630
Due to banks and correspondents	1,425,896	4,717,838	—	6,143,734
Bonds, notes and other obligations	6,840,903	717,628	—	7,558,531
Due from customers on acceptances	13,713	—	—	13,713
Insurance and reinsurance contract liabilities	3,621,731	9,081,087	—	12,702,818
Other accounts payable, provisions and other liabilities	3,135,532	2,405,382	4,736	5,545,650
	33,736,464	55,130,820	577,609	89,444,893
Forwards position, net	(3,648,464)	3,421,966	226,498	—
Currency swaps position, net	306,992	(306,992)	—	—
Cross currency swaps position, net	2,301,505	(2,301,505)	—	—
Options position, net	(10)	10	—	—
Monetary position, net	(2,049)	8,094,819	67,572	8,160,342

	31.12.2025
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,784,117	3,963,653	288,179	14,035,949
Inter-bank funds	—	40,006	—	40,006
Financial investments	7,731,572	20,387,567	54,667	28,173,806
Loans, net	14,424,941	36,345,209	—	50,770,150
Due from customers on acceptances	51,332	—	—	51,332
Other accounts receivable and other assets, net	240,769	1,014,491	980	1,256,240
Reinsurance contract assets	2,056	55,126	—	57,182
	32,234,787	61,806,052	343,826	94,384,665
Liabilities
Deposits and obligations	19,301,489	36,216,857	509,284	56,027,630
Inter-bank funds	—	55,019	—	55,019
Due to banks and correspondents	2,049,531	5,116,483	—	7,166,014
Bonds, notes and other obligations	4,879,304	711,104	—	5,590,408
Due from customers on acceptances	51,332	—	—	51,332
Insurance and reinsurance contract liabilities	3,609,743	9,453,511	—	13,063,254
Other accounts payable, provisions and other liabilities	1,929,823	2,438,585	10,761	4,379,169
	31,821,222	53,991,559	520,045	86,332,826
Forwards position, net	(2,443,784)	2,206,289	237,495	—
Currency swaps position, net	718,766	(718,766)	—	—
Cross currency swaps position, net	1,850,650	(1,850,650)	—	—
Options position, net	(66)	66	—	—
Monetary position, net	539,131	7,451,432	61,276	8,051,839

As of March 31, 2026, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$1,072,850,000, equivalent to S/3,745,318,000 (US$1,050,880,000, equivalent to S/3,534,108,000 as of December 31, 2025).

24. Fair value

(a) Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	31.03.2026
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	261,580	2,033,531	1,152,557	3,447,668
Debt instruments measured at fair value through other comprehensive income	14,107,892	7,396,495	—	21,504,387
Equity instruments measured at fair value through other comprehensive income	515,131	3,831	34,910	553,872
Derivatives receivable	—	197,798	—	197,798
	14,884,603	9,631,655	1,187,467	25,703,725
Accrued interest				219,538
Total financial assets				25,923,263
Financial liabilities
Derivatives payable	—	222,794	—	222,794
Total financial liabilities	—	222,794	—	222,794

	31.12.2025
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	247,299	666,443	1,052,249	1,965,991
Debt instruments measured at fair value through other comprehensive income	13,732,571	7,566,826	—	21,299,397
Equity instruments measured at fair value through other comprehensive income	518,843	3,675	33,631	556,149
Derivatives receivable	—	120,878	—	120,878
	14,498,713	8,357,822	1,085,880	23,942,415
Accrued interest				363,254
Total financial assets				24,305,669
Financial liabilities
Derivatives payable	—	207,084	—	207,084
Total financial liabilities	—	207,084	—	207,084

(*) As of March 31, 2026 and December 31, 2025, correspond mainly to participation in mutual funds and investment funds and shares.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

As of March 31, 2026 and December 31, 2025, there were no transfers to or from level 1 to level 2. Conversely, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/212,793,000 and S/19,763,000, respectively.

As of March 31, 2026 and December 31, 2025, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Initial balance as of January 1	1,085,880	1,049,781
Purchases	6,385	103,912
Sales	(14,847)	(122,565)
Gain recognized on the interim consolidated statement of income	110,049	54,752
Ending balance	1,187,467	1,085,880

(b) Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	31.03.2026					31.12.2025
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	14,412,664	—	—	14,412,664	14,412,664	14,035,949	—	—	14,035,949	14,035,949
Inter-bank funds	—	—	—	—	—	—	40,006	—	40,006	40,006
Investments at amortized cost	3,825,778	148,821	—	3,974,599	3,927,053	4,026,559	140,840	—	4,167,399	3,989,015
Loans, net	—	51,518,545	—	51,518,545	51,915,630	—	50,189,528	—	50,189,528	50,770,150
Due from customers on acceptances	—	13,713	—	13,713	13,713	—	51,332	—	51,332	51,332
Other accounts receivable and other assets, net	—	1,351,490	—	1,351,490	1,351,490	—	1,135,362	—	1,135,362	1,135,362
Reinsurance contract assets	—	61,422	—	61,422	61,422	—	57,182	—	57,182	57,182
Total	18,238,442	53,093,991	—	71,332,433	71,681,972	18,062,508	51,614,250	—	69,676,758	70,078,996
Liabilities
Deposits and obligations	—	57,255,142	—	57,255,142	57,248,817	—	56,042,175	—	56,042,175	56,027,630
Inter-bank funds	—	231,630	—	231,630	231,630	—	55,019	—	55,019	55,019
Due to banks and correspondents	—	6,154,493	—	6,154,493	6,143,734	—	7,183,314	—	7,183,314	7,166,014
Bonds, notes and other obligations	5,483,387	366,808	—	5,850,195	7,558,531	4,976,125	710,793	—	5,686,918	5,590,408
Due from customers on acceptances	—	13,713	—	13,713	13,713	—	51,332	—	51,332	51,332
Insurance and reinsurance contract liabilities	—	12,702,818	—	12,702,818	12,702,818	—	13,063,254	—	13,063,254	13,063,254
Other accounts payable and other liabilities	—	5,322,856	—	5,322,856	5,322,856	—	4,172,085	—	4,172,085	4,172,085
Total	5,483,387	82,047,460	—	87,530,847	89,222,099	4,976,125	81,277,972	—	86,254,097	86,125,742

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i) Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of March 31, 2026 and December 31, 2025, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii) Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii) Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25. Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in these interim consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its management.

As of March 31, 2026 and December 31, 2025, the value of the managed off-balance sheet financial assets is as follows:

	31.03.2026	31.12.2025
	S/(000)	S/(000)
Investment funds	20,293,785	19,418,061
Mutual funds	9,852,318	9,340,950
Total	30,146,103	28,759,011

26. Subsequent event

On April 1, 2026, IFS and InRetail Peru Corp. acquired indirectly through IXP Holding Corp. 100 percent of a related entity; InFinance XP S.A. (formerly Financiera Oh! S.A.) for US$130,000,000, each holding a 50 percent stake.InFinance XP S.A., a consumer finance company in Peru with a large customer base, loans, and deposits, is expected to enhance the integration of digital payments and consumer financing by combining its capabilities with IFS’s financial services platform and InRetail’s extensive retail network.